Exhibit 99.1

Midatech will host a conference call and live Q&A session today (Wednesday 24 April 2019) at 1400 BST / 0900 EDT for analysts and investors to discuss the Full Year 2018 Results. Dr Craig Cook, Chief Executive Officer, and Nick Robbins-Cherry, Chief Financial Officer, will lead the presentation.

The conference call dial-in details are: UK: +44 (0) 330 606 0182 US: +1 (712) 770-5561

ID: 794105#

The presentation will be available on Midatech’s website shortly before the call, and a recording will be available shortly afterwards.

24 April 2019

Midatech Pharma PLC

(“Midatech”, the “Company” or the “Group”)

Audited financial results for the year ended 31 December 2018

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, today announces its audited financial results for the twelve-month period ended 31 December 2018.

Financial highlights

•	Total gross revenue(1) for the year from continuing operations up 96% to £1.94m (2017: £0.99m, 2016: £1.32m).
•	Statutory Revenue(2) for 2018 was the same as the prior year at £0.15m (2017: £0.15m, 2016: £0.78m).
•	£2.34m cash and deposits at 31 December 2018 (2017: £13.20m, 2016: £17.61m).
•	Net loss from continuing operations of £10.37m (2017: £11.71m, 2016: £6.16m) with net cash outflow in the year of £10.88m (2017: £4.15m outflow, 2016: £0.97m inflow).
•	Tax credit receivable of £1.95m (2017: £1.20m, 2016: £1.44m).
•	Repayment of outstanding loan with MidCap Financial Trust of £5.25m (excluding early redemption fees).

Operational highlights including post period end highlights

•	MTD201 Q-Octreotide for neuroendocrine tumours and acromegaly: conducted first in-human clinical trial with data read-out in August 2018, indicating that MTD201 compares favourably with the leading product in the market.
•	MTX110 for DIPG childhood brain cancer: commenced first in-human clinical trial in May 2018 at University of California San Francisco (study ongoing).
•	Sale of US commercial operation, Midatech Pharma US, Inc. (“MPUS”) on 1 November 2018, to Barings LLC, effected through Kanwa Holdings LP, which was established solely for the purpose of acquiring MPUS. This achieved proceeds of £10.20m before deal costs.
•	Closure of the Group’s research and development facility in Abingdon in December 2018, with ongoing gold nanoparticle research activities incorporated into the Group’s Cardiff and Bilbao sites.
•	Following the year end, strategic investment in the Company by China Medical System (“CMS”) of £8m plus agreement to licence the Group’s pipeline products in the Greater China Area and certain South East Asian countries.
•	In conjunction with the subscription by CMS, the Company concluded a successful Placing and Open Offer, raising an additional £5.4m, approved by shareholders on 25 February 2019.
•	Appointment of Dr Craig Cook as Chief Executive Officer, effective from 1 June 2018.

1)	Total gross revenue represents collaboration income from continuing operations plus grant revenue.
2)	Statutory Revenue represents total gross revenue, excluding grant revenue.

1

Commenting on the Full Year 2018 Results, Midatech’s Chief Executive Officer, Dr Craig Cook, said: “2018 was a year of strategic refocusing of the business, with Midatech becoming a pure-play R&D company following the divestment of our US commercial operation in November, a major milestone for the Group.

“We believe the Company has entered a new chapter in its growth as a streamlined R&D focused business with in-house manufacturing. We are now delivering on clinical milestones, with strong clinical data, and a compelling pipeline for our proprietary drug delivery platforms, all of which are now into the clinic.

“We look forward to an exciting period ahead, creating value for all stakeholders.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

– Ends –

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate Finance

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Graham Herring / Tim Metcalfe / Heather Armstrong

Tel: +44 (0)20 3709 5700

Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

2

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo-therapeutics or new immuno-therapeutics, using its three-proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading-edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells.

3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve otherwise insoluble drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours.

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech’s headquarters and R&D facility is in Cardiff, UK, with a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, we do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

3

CHAIRMAN AND CHIEF EXECUTIVE’S STATEMENT

Rolf Stahel and Craig Cook reflect on a year of significant strategic change for Midatech and discuss next steps for the Group as it enters a landmark phase.

Highlights

Last year was a year of strategic refocusing of the business, becoming a pure-play R&D company following the divestment of our US commercial operation in November, a major milestone for the Group. Midatech is now focused solely on its R&D pipeline with all resources now directed towards progressing our programmes to unlock their full potential and create valuable assets, by commercialising these ourselves or through license agreements with partners.

To underpin this strategic refocus, two of our key programmes entered the clinic in May 2018 – in carcinoid cancer/acromegaly, and in childhood brain cancer, The first of these in acromegaly completed successfully in September 2018, while the second programme continues to progress on schedule.

More recently, negotiations that commenced in September 2018 and culminated post period in February 2019, the out-licence and £8m investment from leading Chinese speciality pharmaceutical group, China Medical System (“CMS”), has brought a new cornerstone investor and licence partner to Midatech. Securing a partner of the scale and reputation of CMS is a clear validation of the value of our pipeline, our technologies and know-how, and gives us a financial runway for the further development of our current and prospective, future products. This transaction was also a key component of a broader fundraise effort that commenced in November 2018 and concluded post period in February 2019, that strengthened the financial position of the Company for the near term future.

We also sought to rationalise our cost base and simplify our operations, closing our research facility in Abingdon and consolidating our gold nanoparticle research and development operations into our Bilbao and Cardiff sites.

CMS investment and licence

The relationship with CMS marks a genuine turning point for the Group. Despite Midatech’s market capitalisation implying a value of less than £3 million at the time the agreement was reached, CMS has invested £8 million for a 51% stake in the Group, which is a huge vote of confidence in our intellectual property and capabilities.

CMS is looking to add valuable, earlier stage assets, with a strong chance of commercialisation, to its portfolio, and, following extensive due diligence, they see great potential in our products and technologies. Under the terms of the licence agreement, CMS has rights to develop and commercialise the Company’s pipeline of products, at its cost, in Greater China and certain countries in South East Asia. This includes promotion through its network of around 4,000 sales staff in China alone. Subject to certain milestones being achieved, Midatech will receive regulatory and sales based payments, as well as royalty payments.

In addition, CMS may identify further product opportunities using Midatech’s technologies beyond our current focus. Midatech would undertake the initial development on CMS’ behalf, funded by CMS. If such products obtain marketing approval, CMS will own the rights in the territories covered by the agreement and Midatech would retain the rights in the rest of the world, including the US and Europe. Two programmes have already been identified by CMS and preparation for feasibility is underway and, if successful, would be followed by tech-transfer. CMS also provides manufacturing options for Midatech products, with an impressive manufacturing capability and facility based in Shenzhen, China.

As we embark on this next phase of Midatech’s history, we were pleased to welcome Dr Huaizheng Peng to the Board as a Non-Executive Director. Dr Peng is General Manager of International Investment and Operations at CMS. He brings a wealth of experience, having worked in private equity and investment banking in London prior to joining CMS in 2011.

Financing activities

We recently initiated a round of fund raising and were pleased to secure £13.4m in February 2019. In addition, the sale of Midatech Pharma US in November 2018, generated net proceeds of approximately US$4.2 million (around £3.4 million) after the repayment of the MidCap loan.

In January 2019 we concluded and agreed terms with the Basque regional government for a €1.5 million loan to support the commercial scale-up for MTD201 and the Q-Sphera™ platform in our Bilbao manufacturing site. This soft loan finance is provided as a reimbursement of costs incurred up to the amount of the loan and follows a related grant worth €450k awarded in 2018.

4

Separately, in March 2019, we were very pleased to announce that an additional €6.6 million of funding had been conditionally approved under the Spanish Government's Reindus programme, subject to the Company providing a €2.6 million guarantee, which we anticipate will be covered by bank finance. This takes the total public financing facility to €8.5 million in relation to manufacturing scale up costs which are being finally estimated, depending on whether the Company pursues a facility for in-house primary manufacture as well as fill and finish, or in-house primary manufacture with fill and finish outsourced to a CMO.

These facilities are important to our commercial manufacturing scale-up, scheduled over the next 18-24 months in Bilbao and, together with other options under consideration such as strategic manufacturing partnerships, could provide all our manufacturing needs in the medium to long term. For our lead programme MTD201, completion of the commercial manufacturing is required prior to submitting for marketing authorization in the US and EU.

R&D progress

Our strategy to concentrate on our R&D pipeline has started to bear fruit, with enormous strides made in two of our core programmes, MTD201 and MTX110, which entered human trials during the year. Having previously been hampered by resource and manufacturing challenges, both finally entered the clinic in 2018, and getting positive data for the first of these, MTD201, was a significant development for Midatech which will unlock material value for the Group.

Given their platform nature, each of our technologies has applications in therapies beyond those we are currently working on. For example, with MTD201, we take the same molecule as used in the Novartis product, Sandostatin® LAR® (“SLAR”), and make improvements to the formulation utilising our more efficient and precise manufacturing technology. By applying our patent protected technology to other molecules, we can make existing medicines better, generate new products, and/or give products new patent life. We don’t incur typical risks on the side effects or efficacy of the molecule, since these are already approved products, we only need prove that our technology delivers the drug as required.

With the Q-Sphera and MidaSolve platforms entering the clinic in 2018, via the MTD201 and MTX110 programmes respectively, all three of our platforms are now in human use. Getting these programmes into formal human studies was truly satisfying for the entire Midatech team and provides a strong foundation and momentum as we take our key research programmes through clinical development. We are well positioned and have a clear strategy to deliver these transformative therapies for patients with devastating oncology and rare diseases.

Q-Sphera: MTD201 (Q-Octreotide)

Last August we completed a Phase I study in healthy human volunteers to compare the bioequivalence of our sustained release MTD201 product and SLAR, the leading incumbent product for the treatment of neuroendocrine tumours and acromegaly. The results were very encouraging, with the next step being a follow-on, pivotal programme.

Following feedback from the FDA on the study design and regulatory route, we have clear sight of what needs to be done and the resources required. With the enhanced product performance characteristics of the Q-Sphera technology, our options are to either pursue a differentiated product with a distinct clinical profile compared to SLAR, or to establish an interchangeable alternative to SLAR. Based on extensive regulatory, opinion leader and partner input, the differentiated product route may provide the more valuable, de-risked development programme. It is our intention to, in the near future, finalise the decision to pursue a differentiated versus equivalent product (or indeed both options) and file for clinical trial approval thereafter. The next programme is expected to commence in H2 2019. Subject to the successful outcome of the study and commercial scale-up of MTD201 production, we plan to submit marketing authorisation applications in 2021.

5

MidaSolve: MTX110

Our MTX110 product for childhood brain cancer (“DIPG”) based on our MidaSolve technology is an important part of our pipeline. DIPG is a rare and terminal condition, and MTX110 may be an important advancement in transforming patient outcomes. The programme is progressing on track and we expect interim data for the Phase I dose-escalating and safety components of the study in 2019. Results to date have been encouraging and show that the therapy is well tolerated. This phase will also establish the recommended dose to be used in the follow-on Phase II efficacy component of the study programme, with the objective of assessing patient survival rates after 12 months. It would be wonderful to make a difference to patients and families dealing with this shattering disease.

We recently agreed with Novartis to expand the scope of the current panobinostat license to include any direct routes of administration for treatment of brain cancers. The original license with Novartis covered the administration of MTX110 via a technique called Convection Enhanced Delivery (“CED”), where MTX110 is infused under slight positive pressure directly into the brain tumour, and then diffuses through and around it. The expanded license agreement with Novartis enables us to evaluate MTX110 for additional routes of administration and other brain cancers in children and adults.

We are evaluating other indications in which MTX110 might make a difference. Our pre-clinical work on GBM adult brain cancer is ongoing, and there are also potential applications for solubilised therapeutics in other childhood brain cancers.

Subject to further favourable results from the studies, we could pursue accelerated approval, a fast track process reserved for orphan conditions where there are no existing treatments.

MidaCore

Whilst we have directed our resources to the MTD201 and MTX110 products, there are several early phase programmes based on the MidaCore gold nanoparticle targeted delivery platform that may be progressed subject to receiving further funding. These include: MTD119, a targeted therapy for treatment of hepatocellular carcinoma, and MTX114, a topical treatment for psoriasis. We also expect to complete an EU funded Phase I programme for MTX102, evaluating a MidaCore based vaccine for diabetes. Finally, under our collaboration with Emergex, where they are using our MidaCore gold nanoparticle technology to develop vaccines for infectious viral illnesses such as Ebola and Dengue Fever, we anticipate their projects moving forward into clinical development.

Technology partnerships

Given that all our technology platforms are now ‘validated’ in humans, business development will be an important focus this year as we drive our lead programmes and platforms through the clinic and towards further licensing opportunities, particularly for MTD201 but also for our three technology platforms, Q-Sphera, MidaSolve and MidaCore. The timing is ideal to pursue opportunities that expand the platforms through partnerships with other pharmaceutical or biotech companies, where they are either interested in our current programmes or where they may have an indication they want to develop in combination with our platforms. We will pursue a dual strategy, to commercialise our own programmes in-house and also expand the platforms to get traction in the market.

Operational changes

During 2018, we divested the US commercial operation, cut administrative costs and closed our Abingdon R&D site. These changes were accompanied by a refocussing of resources on our clinical programmes and raising additional funds, all while continuing to diligently manage our cash resources.

Our principal focus now is on obtaining registration data for MTD201 and MTX110, further developing our platforms, transitioning our Bilbao manufacturing capabilities from research and clinical scale to commercial scale, and ensuring we have the financial runway to achieve these objectives. Future submission of any New Drug Application to the FDA for the approval of MTD201 will require both clinical data, as well as manufacturing data from our first commercial batch to come out of Bilbao, which will be our priority for the next 18-24 months. We have commenced scale-up, but additional funds will be needed to accelerate and deliver our plans. We already have the €1.5 million loan from the regional Basque government, provided as a reimbursement of costs incurred up to the amount of the loan, and conditional approval from the Spanish Ministry of Industry for an additional loan of €6.6 million. We have also applied for funding from the EU Horizon 2020 scheme.

6

The decisions to close our Abingdon site and divest our US business were both very difficult but ultimately necessary in order to secure the future of the Group. In particular, the decision to close Abingdon and to make talented and valued colleagues redundant was immensely hard, but the changes were vital to secure the necessary investment and put the business on a stronger footing.

The Midatech team is impressive, demonstrating great talent, commitment, work ethic, expertise and experience. The team is driven by the opportunity to make a real difference for patients suffering from these devastating diseases. There is enormous energy and momentum in our drive to advance our products towards commercialisation.

The recent successful fundraise in 2019 has also allowed us to stabilise the financial position of the Company, thus allowing the teams to focus on the priorities at hand without distraction. However, the Board will continue to review additional opportunities and needs for both dilutive and non-dilutive funding as they arise.

Motivation is high, and we are grateful to the entire team, including the recently departed Non-Executive Directors, for their loyalty, drive and belief in making Midatech a success story.

Outlook

We believe the Company has entered a new chapter in its growth as a streamlined R&D focused business with in-house manufacturing. We are now delivering on clinical milestones, with strong clinical data, and a compelling pipeline for our proprietary drug delivery platforms, all of which are now into the clinic. This sets up a, hopefully, value creating 18–24 months, rich in news flow and milestones for our programmes, platforms and the Company, through 2019 and 2020.

Whilst we are seeking to optimise our plans and fund the balance of manufacturing costs, the recent fundraise gives us the resources to take Midatech through a number of value catalysts. It reflects the potential that our important existing investors see in Midatech and has brought a new and very supportive new cornerstone investor and licensee in CMS, with a significant validating license deal completed. The agreement with CMS has also given us an anchor for the future development of our pipeline. Coupled with the proceeds from the fundraise concluded in February 2019, this has transformed the prospects of the Group by providing additional resource to unlock the value in our platform technologies and products. In particular, this investment will allow the Company to press ahead with confidence in bringing the MTD201 and MTX110 programmes to their next value level and thereby also further advance the value of our platform technologies.

We look forward to an exciting period ahead and, on behalf of the Board, we would like to thank our loyal investors, new investors, and our exceptional management and staff as we look forward to the next phase of value creation.

Rolf Stahel	Dr Craig Cook
Chairman	Chief Executive Officer

Date: 23 April 2019

7

OUR BUSINESS MODEL

Midatech is now an R&D company focused on advancing our balanced product pipeline, primarily in-house and with selected partnerships as appropriate.

Strong R&D product pipeline

Three technology platforms

•	Q-SpheraTM
-	Enables short acting therapies to be given monthly (or a longer dosing interval)

-	Improves safety, efficacy, patient experience, patient compliance and reduces clinic time

-	Based on proprietary, sustained release polymer microspheres

-	Precision, monodispersed particle size

-	Linear, predictable and reproducible release kinetics (from 1 to 6 months)

•	MidaSolveTM
-	Converts oral therapies into medicines that be injected into the body directly at sites of disease

-	Based on proprietary nano-drug delivery technology that solubilises otherwise insoluble drugs

-	Enables additional routes of administration (direct to tumour)

•	MidaCoreTM
-	Targets powerful drugs to sites of disease that otherwise circulate widely throughout the body, including healthy tissues

-	Based on proprietary gold nanoparticle technology

-	Ultra-small size that reaches difficult areas of the body

-	Each nanoparticle can bind multiple agents (targeting and therapeutic)

Our value chain

Research and development

•	R&D facility in Cardiff, UK with 13 scientific personnel
•	Creation of additional pipeline assets and licensing opportunities

Manufacturing

•	Licenced in-house manufacturing facility in Bilbao, Spain, employing 38 scientific and other personnel, producing Q-Sphera sustained release, MidaSolve and MidaCore products.
•	Keeps intellectual property and know-how in-house
•	Maintains control over costs and timelines

Commercialisation (future strategy)

•	Driving lead programmes and platforms through the clinic and towards in-house commercialisation and out-licensing opportunities with pharmaceutical partners
•	Significant and, established target markets with unmet needs that, together with our unique products and technologies, are compelling for prospective licensees.

Value Creation

•	R&D focussed Group with in-house manufacturing
•	Delivering on clinical milestones, with strong data and compelling pipeline for our proprietary drug delivery platforms all of which are now into the clinic
•	A rich R&D pipeline with close-to-market programmes and an exciting upcoming value-creating 18-24 months anticipated for programmes, platforms and the Company through 2020.
•	Three proprietary platform technologies, providing a compelling basis for a rich pipeline of therapies for rare cancers with unmet medical need.
•	Scope to work with partners for R&D collaborations and/or licensing and royalty deals.

8

OUR VISION AND STRATEGY

We have transformed Midatech into an R&D focussed organisation, building shareholder value based on our three proprietary platform technologies and fast-to-market products for rare cancers.

Our vision

To profitably use our proprietary platform technologies to improve patients’ lives and, in so doing, create value for all stakeholders.

Streamlined R&D business following sale of US commercial operation

Midatech acquired Dara BioSciences, Inc. in December 2015 as its US commercial operation. Subsequently renamed Midatech Pharma US, Inc. (“MPUS”), the business focused on commercialising oncology supportive care products in the US which help patients manage the impact of their cancer as well as the side effects of their cancer therapy.

Following the fundraise in October 2017, the Board committed to assess the market value of certain of the Group’s assets in order to drive long term value for the Group without, where possible, a reliance on equity funding. The Board was determined to take action to ensure that the Group was not required to significantly delay, scale back or discontinue the development or commercialisation of its key R&D pipeline products. In order to achieve this strategy, in early 2018, the Board initiated a formal process, seeking buyers of MPUS. This process resulted in a number of offers and in November 2018 we concluded the sale of the US business to Kanwa Holdings LP for initial consideration of $13.0m and up to $6.0m in contingent consideration payable on the achievement of certain MPUS product revenue targets for 2018 and 2019. The targets for 2018 were not achieved. Kanwa Holdings is a limited partnership established for the purposes of acquiring MPUS and is owned by funds managed by or through Barings LLC. The sale of MPUS resulted in net proceeds of approximately $4.2m being received by the Company after transaction fees and after repayment of the Company’s outstanding loan to MidCap Financial of $7.7m.

This disposal generated cash for the business and, crucially, it also enabled management to focus exclusively on the key R&D pipeline products which, the Board believes, represent the real value of the business. The progress made on the R&D pipeline during 2018, with the key MTD201 and MTX110 programmes commencing crucial clinical trials, and the MTD201 pilot study producing compelling clinical data, represents a validation of this change in strategy.

Future commercial strategy

Midatech intends to adopt a variable approach to the commercialisation of its development assets. Where target markets are large and well-established, such as for MTD201, the Company intends to out-license to a pharmaceutical partner for commercialisation with direct sales through co-promotion agreements in certain, major territories. In the case of MTX110 and other products where the target market may be accessed with a small focussed sales operation, the Company intends to sell the product directly, potentially with partners in some territories. In this way the Company seeks to maximise value for shareholders without committing to establish a full-scale commercial operation.

Our platform drug delivery technologies are used to generate our own proprietary pharmaceutical assets that can then be licensed as they progress through various development phases, or retained in-house as appropriate. At certain value inflection points the products can be licensed outright to a pharmaceutical partner that would in turn develop them into a product for regulatory approval and subsequent sale. In certain indications, Midatech could create our own pharmaceutical assets and then subsequently opt to retain, develop and commercialise them in-house, rather than partnering them.

From a technology perspective, the nature of the Company’s technology platforms – Q-Sphera, MidaSolve, and MidaCore – are such that Midatech can license the platforms and provide related services to a pharmaceutical partner that would in-turn create, develop and commercialise its own pharmaceutical products.

9

Updated strategic priorities

With the change in strategy, Midatech is now fully focussed on delivering its R&D programmes.

OUR STRATEGIC PRIORITIES	PROGRESS IN 2018	PRIORITIES FOR 2019
PROGRESS DEVELOPMENT OF IN-HOUSE ONCOLOGY PRODUCTS

Our two key programmes, MTD201 and MTX110, both reached the clinic in May 2018. The pilot phase of the MTD201 study generated compelling data and MTX110 is progressing well through the safety phase of its clinical trial.

Work in our Spanish manufacturing facility enabled us to produce the material required for the clinical trials and development is ongoing for the next stage of the MTD201 clinical programme.

With the closure of our Abingdon R&D facility in December 2018, ongoing MidaCore activities have been incorporated into the Cardiff and Bilbao sites. Whilst existing programmes will be maintained, no new MidaCore R&D will be initiated until substantial progress has been made with MTD201.

In February 2018, the MTD119 drug candidate for liver cancer was granted Orphan Drug Designation by the European Medicines Agency.

MTD201: Following the successful pilot study, we are evaluating the optimal design for the subsequent development programme which we anticipate will commence in H2 2019.

Commence commercial manufacturing scale-up is a key activity for MTD201 in 2019, required prior to filing for marketing approval.

Subject to regulatory acceptance of the proposed trial design, successful outcome of the trial and successful scale-up of manufacturing, the intention is to file for marketing authorisation in 2021.

MTX110: We expect the safety phase of the ongoing first in-human study for childhood brain cancer to conclude in H1 2019, with the efficacy phase to commence shortly thereafter. The objective of this study is to evaluate overall survival after 12 months.

MTX102: This long-term Phase I clinical safety study, evaluating our immuno-tolerising GNP based peptide vaccine for Type 1 Diabetes, is expected to read out in H1 2019.

We plan to focus our efforts and resources on the key MTD201 and MTX110 programmes, outlined above, and due to limited resources, do not intend to undertake further, significant R&D during 2019 on our other, MidaCore-based programmes, including MTD119, MTR111 and MTR116.

10

DRIVE DEVELOPMENT OF PARTNER PROGRAMMES

Key validation for our three platform technologies, all now having entered the clinic, which creates the potential for new partnerships and programmes in the near future.

Our collaboration with Emergex continued to make good progress, evaluating GNP-conjugated constructs for Emergex’s GNP-based anti-viral vaccination programme.

We were pleased to announce in December 2018, a new Q-Sphera microsphere technology partnership with a major regional pharmaceutical partner. This feasibility work will be undertaken during 2019.

Our primary focus remains the advancement of our in-house products towards commercialisation, however, we will continue to support the Emergex collaboration as required, and look forward to developing new collaborations, such as the ongoing Q-Sphera project which we hope will develop into a major partnership.

We will continue to evaluate other, prospective partnerships where these can add value to the Group without distracting from the priority in-house R&D programmes.

OUR DEVELOPMENT PIPELINE

Midatech is advancing the development of multiple, high value, therapies.

We commenced first in-human studies for two of our lead programmes during 2018: MTD201 for neuroendocrine tumours and acromegaly, using our Q-SpheraTM sustained release technology, and MTX110 for childhood brain cancer based on our MidaSolveTM technology. These programmes are the focus for the next 12–24 months however, the Company has additional pipeline programmes at various stages of development, using our three platform technologies.

Spotlight on key programmes

MTD201 for neuroendocrine tumours and acromegaly

Overview

Treatment for neuroendocrine tumours and acromegaly using our Q-SpheraTM sustained release technology. With its favourable clinical profile, enhanced dose flexibility and improved injectability, MTD201 will provide an alternative to the market leading Sandostatin® LAR®, the current standard of care.

•	Benefits

-	Enhanced clinical profile with consistent, predictable and reproducible release kinetics of the active drug into the body

-	Simple, quick and reliable reconstitution, reducing clinical preparation time and improving patient convenience

-	Compared to current therapeutics, MTD201 is administered through a smaller needle, hence is less painful and irritating for patients

-	Minimal wastage due to improved product stability, simpler reconstitution process and no needle blockages, hence no wastage of expensive product

-	All made possible by our Q-Sphera technology: precision, uniform particles allows high drug loading, accurate and consistent drug release, homogeneity, and minimal/no burst release thereby reducing potential for side effects

11

•	Indications

-	Neuroendocrine tumours (“NETs”) and acromegaly

-	NETs are slow growing tumours derived from neurological, hormonal secreting cells

-	Acromegaly is a tumour of the pituitary gland in the brain that produces excessive growth hormone

-	Both are debilitating conditions with significant morbidity and mortality

-	Octreotide is the mainstay of medical treatment for both neuroendocrine tumours and acromegaly

•	Addressable market

-	Significant opportunity for MTD201 to enter an estimated global market in excess of $2 billion, dominated by Sandostatin® LAR® and Somatuline®

•	Progress in 2018

-	Initial human bioequivalence trial commenced in May 2018 and completed in August, with favourable data

-	MTD201 compares favourably to SLAR, the leading product in the market, in terms of clinical release profile, therapeutic effect and patient experience

•	Next steps

-	Finalise go-to-market strategy and the resources required to develop MTD201 as either a differentiated product, an interchangeable product with SLAR or potentially pursue both options

-	Commence follow-on registration programme in H2 2019

-	Scale-up manufacturing to commercial volumes

-	Filing for marketing authorisation anticipated in 2021

Testimonial

“The clinically favourable Phase I pharmacokinetic and pharmacodynamic data reported in healthy subjects has shown the potential of Midatech’s Q-Sphera technology to deliver flexible sustained-release octreotide options. The study indicates MTD201 has the potential to provide additional benefits compared to current standard of care for acromegaly and neuroendocrine cancer patients needing chronic treatment with a somatostatin analogue, including flexible dosing options, simpler reconstitution, fewer errors and wastage, and improved patient experience because of the requirement for fewer injections.”

Professor Shlomo Melmed, Dean of Medical Faculty, Cedars-Sinai Medical Centre, Los Angeles

MTX110 for DIPG

Overview

Treatment for DIPG ultra-orphan childhood brain cancer using MidaSolve technology to solubilise otherwise insoluble drugs for direct-to-tumour administration.

•	Indications

-	DIPG, brain stem tumours in young children

-	Universally fatal, with median survival of just 9 months

-	No effective treatment; surgical resection is not possible; radiotherapy and chemotherapy do not improve survival since anti-cancer drugs cannot cross the blood-brain barrier to reach the tumour

12

•	Addressable market

-	Up to 1,000 patients worldwide per year

-	Potentially $100 million market; highly under-served

-	Adult form of DIPG – Glioblastoma Multiforme (“GBM”) – potential follow-on programme pending further pre-clinical development and data; estimated $3 billion addressable market

•	Benefits

-	MidaSolve technology converts the active drug panobinostat from an oral formulation, not used in DIPG since it cannot cross the blood brain barrier, into a liquid formulation that can be injected directly into the tumour

-	Enables elevated drug concentrations of solubilised MTX110 to be infused directly into the tumour, while minimising systemic toxicity and peripheral side effects

-	Panobinostat API, licenced from Novartis in June 2017, demonstrated high potency against DIPG tumour cell lines in animal studies

•	Progress in 2018

-	Commenced US study in human DIPG patients at University of California, San Francisco, with Phase I safety component progressing well

•	Next steps

-	Complete US clinical study; Phase I safety component due to complete H1 2019 followed by commencement of Phase II efficacy study

-	Commence EU study following regulatory approval

-	Depending on the outcome, seek accelerated/conditional approval in the US and EU

-	Product could receive fast-track approval and be commercially available as early as 2021

Follow-on product opportunities for MTX110

•	In children, other potential indications include high grade gliomas

•	In adults, MTX110 represents an exciting treatment prospect for glioblastoma multiforme (“GBM”)

-	Most common and most aggressive brain cancer, with median survival of around 12 months

-	No effective therapies currently exist; fewer than 25% of patients survive beyond 2 years

-	Pre-clinical MTX110 programme in GBM underway with promising data so far

Testimonial

“DIPG is a devastating childhood brain cancer with virtually no long-term survivors, and for which there are no current therapies other than palliative treatments. Midatech’s MTX110 has shown promise as one of the most potent compounds against DIPG brain tumour cells in laboratory experiments, and has also been shown to be well tolerated in an early phase 1 clinical study conducted at the University of California, San Francisco when using a CNS directed delivery strategy referred to as convection enhanced delivery (CED). The combination of a specific CNS directed delivery strategy combined with a promising agent such as MTX110 holds great promise for better outcomes for this devastating disease. It is exciting to be working with the Midatech team on these new therapy options.”

Associate Adjunct Professor Sabine Mueller, Paediatric Neuro-Oncologist, Benioff Children’s Hospital, University of California San Francisco and University Children`s Hospital Zurich, Switzerland

13

FINANCIAL REVIEW

2018 was a year of significant change with the sale of the US commercial operation coupled with a new R&D focus and, following the recently completed fundraise, we have the resources to deliver on the strategic priorities for 2019 and beyond.

Introduction

Midatech Pharma plc (the "Company") was incorporated as a company on 12 September 2014 and is domiciled in England and Wales.

Following the fundraise completed in October 2017, the Board of Midatech reviewed a range of options to meet the future cash flow needs of the business, including non-dilutive financing and other strategic alternatives. As part of this process, the Board evaluated the possible sale of its US commercial operation, Midatech Pharma US, Inc. (“MPUS”) and concluded that such a transaction would optimise shareholder value and also provide the Group with a certain amount of additional funding. Furthermore, selling MPUS would streamline the Midatech business and allow management to completely concentrate on advancing the Company's R&D pipeline to maximise the value of the business.

In furtherance of this strategy, the Company appointed a specialist life sciences advisory firm and initially sought buyers of MPUS on a confidential and measured basis, resulting in two indicative offers being received. Following this exploratory process, the sale process was expanded in order to maximise value from MPUS. This resulted in a significant number of potentially interested parties and additional offers, one of which was from Barings LLC (“Barings”) for an initial cash sum of $13m plus an earn out of up to $6m dependant on the revenue performance of certain products of MPUS in 2018 and 2019. The targets for 2018 were not achieved.

The Board considered the terms of the various offers and concluded that the offer from Barings represented the maximum realisation of the value of MPUS for the benefit of its shareholders. Following approval by Midatech’s shareholders, the sale to Barings was completed on 1 November 2018. The sale was effected through a limited partnership, Kanwa Holdings LP, which was established solely for the purpose of acquiring MPUS.

As a result of the sale of MPUS the Company was required to repay the outstanding loan due to MidCap Financial of £5.25m plus early redemption fees. This was done immediately prior to completion.

Financial analysis

Key performance indicators (from continuing operations)

	2018	2017	Change

Total gross revenue(1)	£1.94m	£0.99m	+96%
Statutory Revenue	£0.15m	£0.15m	0%
R&D costs	£9.36m	£8.33m	+12%
R&D as % of operating costs(2)	68%	65%	n/a
Loss from operations before intangible asset impairment charges(2)	(£11.82m)	(£11.78m)	+0%
Net cash inflow/(outflow) for the year	(£10.88m)	(£4.15m)	+162%
Average headcount	73	73	+0%

(1)	Total gross revenue represents collaboration income from continuing operations plus grant revenue.
(2)	2017 total operating costs and loss from operations are both stated before an intangible asset impairment charge of £1.50m.

With the sale of the US commercial operation, Midatech’s KPIs focus on the key areas of R&D spend, operating results and cash management. These measures provide information on the core R&D operation. Additional financial and non-financial KPIs, including further KPIs in respect of the research and development programmes, are being considered and may be adopted in due course.

14

For the year ended 31 December 2018, Midatech generated consolidated total gross revenue of £1.94m (2017: £0.99m), an increase of 96% on the prior year. Statutory Revenue for the year was the same as the prior year, £0.15m (2017: £0.15m).

In 2017, there was a charge to the Income Statement of £1.50m resulting from the impairment of the in-process research and development intangible asset associated with the product, Opsisporin, a sustained release treatment for uveitis, an inflammatory condition of the eye. As noted at the time, the product still has merit and when the Group has the available resources, development may be continued. There was no requirement for any impairment charge in 2018.

Net cash outflows for the year were £10.88m (2017: outflow of £4.15m). This includes proceeds of £9.26m, before deal costs, arising from the sale of MPUS, and before repayment of the debt owed to MidCap Financial (“MidCap”) of £5.25m, plus early redemption penalty. The 2017 outflow of £4.15m was stated after proceeds from a share issue in October 2017 where £5.73m was raised after costs, and receipt of debt finance from MidCap of £5.24m. Adjusting for these exceptional items in 2017, the net cash outflow for 2018 was £14.70m compared to the adjusted outflow for 2017 of £15.12m. Cash management continues to be a critical focus for the Board and senior management.

Research and development expenditure

Research and development costs increased to £9.36m (2017: £8.33m) reflecting ongoing investment in Midatech’s R&D programmes. R&D activities were primarily focussed on the MTD201 and MTX110 programmes, with costs for the year reflecting:

•	Completion of first in-human Phase I study in healthy volunteers of our product, MTD201, for the treatment of neuroendocrine tumours and acromegaly;

•	Commencement of dose-escalating and safety component of a Phase I study in DIPG patients of our product MTX110; and

•	Employee termination costs of £275k associated with the closure of the Group’s research facility at Milton Park, Abingdon.

Distribution costs, sales and marketing

With the sale of MPUS, distribution costs, sales and marketing in 2018, decreased to nil (2017: £0.17m), due to the reclassification to discontinued operations. The 2017 cost in continuing operations related to certain marketing activities associated with the pipeline R&D products.

Administrative costs

Midatech’s administrative costs increased by 3% on the prior year to £4.39m (2017: £4.27m). The 2018 costs include loan redemption penalties and other costs relating to the early repayment of the debt finance with MidCap Financial.

Impairment charge

As noted above, there was no impairment charge in 2018 (2017: £1.50m). The prior year charge related to the write down of the Opsisporin in-process research and development.

Loss from discontinued operations

This comprises the aggregate income statement loss from the MPUS business. The loss for 2018 increased by 7% to £4.66m (2017: £4.36m), however the 2018 loss includes a loss on investment of £1.41m, net of an exchange gain of £3.84m transferred from the foreign exchange reserve, that crystallised with the sale of MPUS, as set out in note 4.

15

Staff costs

During the year, the average number of staff for continuing and discontinued operations did not change at 85 (2017: 85). The payroll cost for all operations fell by 7% to £6.15m (2017: £6.60m) however, this includes a net credit to the income statement in respect of share based payments of £36k (2017: charge of £520k). The credit arose due to cancelled options previously awarded to certain employees who left during the year.

Capital expenditure

During the year, there was no cash expenditure on intangible fixed assets (2017: £0.78m).

The total cash expenditure on property plant and equipment in 2018 was £0.24m (2017: £0.71m), largely in respect of investment in the Group’s pharmaceutical development capability in its sustained release facility in Cardiff. Plant and equipment with a net book value of £160k was sold or written off as part of the closure of the Abingdon R&D facility.

Movement in total assets

Total assets at 31 December 2018 saw a significant reduction on the prior year to £20.44m (2017: £49.22m), reflecting, inter alia, the sale of MPUS. Property plant and equipment decreased by £0.55m, with additions of £0.50m, in respect of the pharmaceutical development capability in Cardiff, as noted above, additional lab equipment, and depreciation of £1.02m, as set out in note 10. Intangible assets decreased, from £27.65m at 31 December 2017 to £12.37m at 31 December 2018 with the disposal of goodwill and product and marketing rights associated with MPUS, as set out in note 11.

Cash and cash equivalents, decreased to £2.34m at year end (2017: £13.20m) principally due to trading losses and repayment of the MidCap loan, offset by cash raised from the sale of MPUS that completed in November 2018.

Movement in total liabilities

Total liabilities decreased to £3.52m (2017: £14.55m). Total borrowings reduced from £6.55m to £1.25m at 31 December 2018 following repayment of the MidCap loan. Remaining borrowings relates to Spanish government soft loans in Midatech Pharma España, provided under favourable terms to help finance the construction and fit-out of the Company’s Bilbao manufacturing facility. Trade and other payables reduced to £2.10m (2017: £8.00m) reflecting the sale of MPUS.

Other comprehensive income

Other comprehensive income comprises a foreign exchange gain of £1.16m (2017: loss of £1.23m) arising on retranslation of Midatech’s non-UK operations and a foreign exchange gain of £3.84m (2017: nil) realised through the loss on the disposal of MPUS.

Cash flow

Net cash outflow from operating activities for the year was £13.45m (2017: £12.95m). Including the sale of MPUS, there was a net cash inflow from investing activities of £9.04m (2017: outflow of £1.47m). There was a net outflow from financing activities of £6.47m including the repayment of the MidCap loan, early redemption fees, loan interest and finance lease charges (2017: inflow of £10.28m). Overall, there was a net cash outflow for the year, before the effect of exchange rates on cash and cash equivalents, of £10.88m (2017: outflow of £4.15m), resulting in a year end cash balance of £2.34m (2017: £13.20m).

Capital structure

As at 31 December 2018 Midatech Pharma plc had in issue 61,184,135 Ordinary Shares of 0.005 pence each and 1,000,001 deferred shares of £1.

On 1 August 2018, 100,000 shares were issued to the Midatech Pharma Share Incentive Plan, an employee share incentive trust. No other new shares were issued during the year.

As noted above, following the year end, 348,215,478 new ordinary shares were issued on 26 February 2019 to subscribers in a Subscription, Placing and Open Offer. This raised proceeds of £13.4m before expenses and the new shares were admitted to AIM on 26 February 2019, described in note 32.

16

Consolidated statement of comprehensive income for the year ended 31 December 2018

Note	2018	2017	2016
£’000	£’000	£’000

Revenue	3	149	149	776
Grant revenue	1,789	840	547
Total revenue	1,938	989	1,323

Research and development costs	(9,359)	(8,329)	(7,730)
Distribution costs, sales and marketing	-	(170)	-
Administrative costs	(4,394)	(4,266)	(3,245)
Impairment of intangible assets	11	-	(1,500)	-

Loss from operations	5	(11,815)	(13,276)	(9,652)

Finance income	7	2	415	1,337
Finance expense	7	(587)	(109)	(73)

Loss before tax	(12,400)	(12,970)	(8,388)

Taxation	8	2,032	1,265	2,227

Loss from continuing operations	(10,368)	(11,705)	(6,161)

Loss from discontinued operations net of tax	4	(4,662)	(4,359)	(14,001)

Loss for the year attributable to the owners of the parent	(15,030)	(16,064)	(20,162)

Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange gains/(losses) arising on translation of foreign operations	1,156	(1,233)	3,228
Exchange gain realised on disposal of subsidiaries	4	(3,842)	-	-
Total other comprehensive (loss)/income, net of tax	(2,686)	(1,233)	3,228
Total comprehensive loss attributable to the owners of the parent	(17,716)	(17,297)	(16,934)
Loss per share

Continuing operations
Basic and diluted loss per ordinary share - pence	9	17	p	23	p	17	p

Discontinued operations
Basic and diluted loss per ordinary share - pence	9	8	p	8	p	39	p

The notes form an integral part of this consolidated financial information.

17

Consolidated statement of financial position at 31 December 2018

Company number 09216368	Note	2018	2017	2016
Assets		£’000	£’000	£’000
Non-current assets
Property, plant and equipment	10	1,983	2,529	2,766
Intangible assets	11	12,374	27,647	31,172
Other receivables due in greater than one year	14	469	465	448
		14,826	30,641	34,386
Current assets
Inventories	16	-	941	817
Trade and other receivables	14	1,323	3,242	2,439
Taxation		1,952	1,196	1,439
Cash and cash equivalents	15	2,343	13,204	17,608
		5,618	18,583	22,303
Total assets		20,444	49,224	56,689
Liabilities
Non-current liabilities
Borrowings	18	884	6,185	1,620
Provisions	19	165	-	-
		1,049	6,185	1,620
Current liabilities
Trade and other payables	17	2,103	8,002	8,407
Borrowings	18	368	361	538
Derivative financial liability – equity settled	20	-	-	400
		2,471	8,363	9,345
Total liabilities		3,520	14,548	10,965

Issued capital and reserves attributable to owners of the parent
Share capital	23	1,003	1,003	1,002
Share premium	24	52,939	52,939	47,211
Merger reserve	24	53,003	53,003	53,003
Foreign exchange reserve	24	(301)	2,385	3,618
Accumulated deficit	24	(89,720)	(74,654)	(59,110)
Total equity		16,924	34,676	45,724
Total equity and liabilities		20,444	49,224	56,689

The notes form an integral part of this consolidated financial information.

18

Consolidated statement of cash flows for the year ended 31 December 2018

	Note	2018	2017	2016
		£'000	£’000	£’000
Cash flows from operating activities
Loss for the year		(15,030)	(16,064)	(20,162)
Adjustments for:
Depreciation of property, plant and equipment	10	1,016	983	772
Amortisation of intangible fixed assets	11	434	1,577	3,583
Loss on disposal of fixed assets		165	27	-
Net interest (income)/expense	7	585	(249)	(1,264)
Impairment of intangible assets	12	-	1,500	11,413
Share based payment expense	5	(36)	520	203
Taxation	8	(2,032)	(1,265)	(9,160)
Loss on sale of subsidiary	4	1,407	-	-
Foreign exchange losses		130	-	-
Cash flows from operating activities before changes in working capital		(13,361)	(12,971)	(14,615)
Decrease /(Increase) in inventories		347	(202)	(237)
Decrease/(Increase) in trade and other receivables		1,030	(968)	(242)
(Decrease)/Increase in trade and other payables		(2,995)	(267)	358
Increase in provisions		165	-	-

Cash used in operations		(14,814)	(14,408)	(14,736)
Taxes received		1,364	1,455	1,650
Net cash used in operating activities		(13,450)	(12,953)	(13,086)
Investing activities
Purchases of property, plant and equipment	10	(244)	(707)	(1,347)
Purchase of intangibles	11	-	(778)	(19)
Disposal of subsidiary, net of cash disposed	4	9,259	-	-
Proceeds from disposal of fixed assets		25	-	-
Interest received		2	15	164
Net cash generated from / (used in) investing activities		9,042	(1,470)	(1,202)
Financing activities
Interest paid		(587)	(111)	(74)
Payments to finance lease creditors		(64)	(25)	(69)
Repayment of borrowings		(5,821)	(552)	(235)
New bank loan		-	5,237	65
Share issues net of costs	23	-	5,728	15,568
Net cash generated from/(used in) financing activities		(6,472)	10,277	15,255

Net (decrease)/increase in cash and cash equivalents		(10,880)	(4,146)	967
Cash and cash equivalents at beginning of year		13,204	17,608	16,175

Exchange (losses)/gains on cash and cash equivalents		19	(258)	466
Cash and cash equivalents at end of year	15	2,343	13,204	17,608

The notes form an integral part of this consolidated financial information.

19

Consolidated statement of changes in equity for the year ended 31 December 2017

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£'000	£'000	£'000
At 1 January 2018	1,003	52,939	53,003	2,385	(74,654)	34,676

Loss for the year	-	-	-	-	(15,030)	(15,030)
Reclassification of foreign exchange on disposal				(3,842)	-	(3,842)
Foreign exchange translation	-	-	-	1,156	-	1,156

Total comprehensive loss	-	-	-	(2,686)	(15,030)	(17,716)

Share based payment charge	-		-	-	(36)	(36)

Total contribution by and distributions to owners	-	-	-	-	(36)	(36)

At 31 December 2018	1,003	52,939	53,003	(301)	(89,720)	16,924

20

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£'000	£'000	£'000
At 1 January 2017	1,002	47,211	53,003	3,618	(59,110)	45,724

Loss for the year	-	-	-	-	(16,064)	(16,064)
Foreign exchange translation	-	-	-	(1,233)	-	(1,233)

Total comprehensive loss	-	-	-	(1,233)	(16,064)	(17,297)

Shares issued on 16 October 2017 – note 15	1	6,157	-	-	-	6,158
Costs associated with share issue – note 15	-	(429)	-	-	-	(429)
Share option charge	-		-	-	520	520

Total contribution by and distributions to owners	1	5,728	-	-	520	6,249

At 31 December 2017	1,003	52,939	53,003	2,385	(74,654)	34,676

21

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2016	1,002	31,643	52,803	200	390	(39,151)	46,887

Loss for the year	-	-	-	-	-	(20,162)	(20,162)
Foreign exchange translation	-	-	-	-	3,228	-	3,228

Total comprehensive loss	-	-	-	-	3,228	(20,162)	(16,934)
Transactions with owners

Shares issued on 31 October 2016 – note 15	-	16,673	-	-	-	-	16,673
Costs associated with share issue – note 15		(1,105)					(1,105)
Share option charge	-	-	-	-	-	203	203

Shares issued as deferred consideration for business combination	-		200	(200)	-	-	-
Total contribution by and distributions to owners	-	15,568	200	(200)	-	203	15,771
At 31 December 2016	1,002	47,211	53,003	-	3,618	(59,110)	45,724

22

Notes forming part of the financial statements for the year ended 31 December 2017

1	Accounting policies

General information

Midatech Pharma plc (the "Company") is a company registered and domiciled in England and Wales. The Company was incorporated on 12 September 2014.

The Company is a public limited company, which has been listed on the Alternative Investment Market (“AIM”), which is a submarket of the London Stock Exchange, since 8 December 2014.

In addition, since 4 December 2015 the Company has American Depository Receipts (“ADRs”) registered with the US Securities and Exchange Commission (“SEC”) and is listed on The NASDAQ Capital Market.

Basis of preparation

This financial information does not constitute the company's statutory accounts for 2018, 2017 or 2016. Statutory accounts for the years ended 31 December 2018, 31 December 2017 and 31 December 2016 have been reported on by the Independent Auditors.

The Independent Auditors' Report on the Annual Report and Financial Statements for the years ended 31 December 2018, 31 December 2017 and 31 December 2016 was unqualified and did not contain a statement under 498(2) or 498(3) of the Companies Act 2006.

The Independent Auditors' Report on the Annual Report and Financial Statements for the years ended 31 December 2018 and 31 December 2016 did not draw attention to any matters by way of emphasis. The Independent Auditors' Report on the Annual Report and Financial Statements for the year ended 31 December 2017 drew attention to a material uncertainty in respect of going concern.

Statutory accounts for the year ended 31 December 2017 and 31 December 2016 have been filed with the Registrar of Companies. The statutory accounts for the year ended 31 December 2018 will be delivered to the Registrar in due course.

The Group was formed on 31 October 2014 when Midatech Pharma plc entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

This financial informationhas been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union ("adopted IFRSs") and are presented in £’000’s Sterling.

The principal accounting policies adopted in the preparation of the financial information are set out below. The policies have been consistently applied to all the periods presented.

Reclassification of 2017 research and development costs and administrative costs – continuing operations

In 2017, the impairment charge of £1.5m against the Opsisporin IPRD intangible asset was disclosed separately on the face of the statement of comprehensive income. In doing so the impairment charge was deducted from administrative costs rather than research and development costs in error. This reclassification has no impact on the loss before tax or the net assets of the group in any year presented.

	2017 reclassification continuing operations	2017 original basis continuing operations
	£’000	£’000

Research and development costs	8,329	9,829
Distribution costs, sales and marketing	170	170
Administrative costs	4,266	2,766
Impairment	1,500	1,500
	14,265	14,265

23

As a result of the transfer of the Company’s Zuplenz product to MPUS during the year and the subsequent disposal of the commercial operation, management undertook a further review of the classification of certain expenses between the R&D pipeline and commercial segments which resulted in a transfer of £0.70m in 2017 (£0.45m in 2016) from the R&D pipeline to the discontinued commercial segment.

In addition, as a result of management’s review, it was found that in 2017 £1.17m (2016: £0.96m) of depreciation and amortisation had been classified to administrative costs in the segment analysis, note 3, but should have been classified to research and development in the amount of £0.97m (2016: £0.76m) and distribution costs, sales and marketing in the amount of £0.20m (2016: £0.20m). The segment note comparatives for 2017 and 2016 have therefore been reclassified.

This reclassification only impacted the segmental analysis and there was no impact on the consolidated statement of comprehensive income. Further analysis is provided in note 3.

Adoption of new and revised standards

The group adopted IFRS 9 and IFRS 15 on their effective date of 1 January 2018, further details of the impact of the application of these standards can be found within the Financial Asset and Liabilities and Revenue accounting policies.

There is one new standard that is not effective until 1 January 2019, and therefore was not applied in preparing this financial information.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2018 the Group assessed the potential effect of IFRS 16 on its consolidated financial statements. Adoption of IFRS 16 will result in the Group recognising right-of-use assets and lease liabilities for all contracts that are, or contain, a lease. For leases currently classified as operating leases, under current accounting requirements the Group does not recognise related assets or liabilities, and instead spreads the lease payments on a straight-line basis over the lease term, disclosing in its annual financial statements the total commitment.

The Board has decided it will apply the modified retrospective adoption method in IFRS 16, and, therefore, will only recognise leases on balance sheet as at 1 January 2019. In addition, it has decided to measure right-of-use assets by reference to the measurement of the lease liability on that date. This will ensure there is no immediate impact to net assets on that date. At 31 December 2018 operating lease commitments amounted to £577k, as set out in note 25. At 1 January 2019, the Group will record a lease liability of £544k in its accounts, reflecting a 4% discount rate on the lease commitment. A corresponding right-of-use asset of £394k has been recognised by the Group in respect of two of its leases, based upon the present value of future payments under these leases.

24

In respect of the remaining £142k, the Group has entered into a sublease agreement to mitigate the impact of an otherwise onerous lease on the closure of its Abingdon site. This has been recognised as a lease receivable as the Group has determined that the sublease meets the definition of a finance lease under the transitional provisions of IFRS16 and therefore, no right-of-use asset is recognised.

Upon adoption of the new standard, instead of recognising an operating expense for its operating lease payments, the Group will instead recognise interest on its lease liabilities and amortisation on its right-of-use assets. Given the nature of the leases involved and assuming the current low interest rate environment continues, the Group does not currently expect the effect on loss from operations to be significant.

Refer to note 25 for further information on the Group’s operating leases.

There are no other IFRS standards or interpretations not currently effective that would be expected to have a material impact on the Group.

Basis for consolidation

The Group financial statements consolidate those of the parent company and all of its subsidiaries. The parent controls a subsidiary if it has power over the investee to significantly direct the activities, exposure, or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. All subsidiaries have a reporting date of 31 December.

All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

The loss and other comprehensive income of Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc) acquired in December 2015 is recognised from the effective date of acquisition i.e. 4 December 2015 through to the date of sale on 1 November 2018. Similarly, the loss and other comprehensive income of Zuplenz®, acquired as a business by Midatech Pharma plc, is recognised from 24 December 2015 until 31 October 2018 (up to the formal completion of the sale of MPUS on 1 November 2018).

Discontinued operations are presented in the consolidated statement of comprehensive income as a single line which comprises the post-tax profit or loss of the discontinued operation along with the post-tax gain or loss recognised on the re-measurement to fair value less costs to sell or on disposal of the assets or disposal groups constituting discontinued operations.

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma plc	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Trading company
PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.) (until 1 November 2018)	Trading company
Dara Therapeutics, Inc. (until 1 November 2018)	Dormant
Midatech Pharma Pty	Trading company

Going concern

The Group and parent company are subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenue from the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group's cost structure.

25

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at 31 December 2018 the Group had total equity of £16.92m which includes an accumulated deficit of £89.72m, it incurred a net loss for the year to 31 December 2018 of £15.03m and used cash in operating activities of £13.45m for the same year. As at 31 December 2018, the Group had cash and cash equivalents of £2.34m.

The long-term viability of the Group is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

Following the year end, Midatech concluded a fundraise in a Subscription, Placing and Open Offer. This raised proceeds of £13.4m before expenses and the new shares were admitted to AIM on 26 February 2019.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next five years. These forecasts show that the Group has sufficient cash resources for at least the next 12 months from the date of approval of these consolidated financial statements. The Directors therefore consider it appropriate to continue to adopt the going concern basis in preparing the financial information.

Revenue

The Group’s income streams include milestone income from research and development contracts. Milestone income is recognised as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

Application of IFRS 15 Revenue from Contracts with Customers

The Group implemented the new standard from January 1, 2018 and applied the modified retrospective method, which required the recognition of the cumulative effect of initially applying IFRS 15 as at January 1, 2018, to accumulated deficit and not restate prior years.

The Group performed a full assessment of the impact of IFRS 15, taking advantage of the practical expedient not to apply IFRS 15 to any contracts completed at 1 January 2018, and has transitioned to the new standard through means of a consideration of the cumulative impact as at 1 January 2018. If IFRS 15 had been applied in the financial statements for the year ended 31 December 2017 and the 12-month period to 31 December 2018, the directors do not consider that there would have been any material change to revenue recognised on the basis that all performance obligations were satisfied prior to the relevant reporting dates.

In respect of the application of IFRS 15, there is no change in the revenue recognition for services performed, which continue to be recognised over time as a reasonable assessment of the extent to which the performance obligations have been delivered; future revenues which may arise from collaboration agreements with third parties will be recognised when they become due, dependant on the nature of the revenue earned. This policy will be clarified in future financial reports once the nature of any future revenue is known. There were no material judgements applied in applying IFRS 15.

Historically, revenue from the sales of goods by Midatech Pharma US, Inc. (“MPUS”) was recognised when the significant risks and rewards of ownership were transferred to the buyer and it was probable the previously agreed payment would be received. These criteria were considered to be met when the goods were delivered to the buyer. Revenue represented the full list price of products shipped to wholesalers and other customers less product returns, discounts, rebates and other incentives based on the sales price.

Sales to wholesalers provide for selling prices that were fixed on the date of sale, although MPUS offered certain discounts to group purchasing organisations and governmental programmes. The wholesalers took title to the product, bore the risk and rewards and had ownership of the inventory. MPUS had sufficient experience with their material wholesaler distribution channel to reasonably estimate product returns from its wholesalers while the wholesalers were still holding inventory.

Following the adoption of IFRS 15 on 1 January 2018, revenue from sales of goods by MPUS were recognised when all performance obligations were met. These criteria were considered to be met when the goods were delivered to the buyer. Revenue represented the full list price of products shipped to wholesalers and other customers less product returns, discounts, rebates and other incentives based on the sales price.

26

Grant revenue

Where grant income is received, which is not a direct re-imbursement of related costs and at the point at which the conditions have been met for recognition as income, this has been shown within grant revenue.

Government grants and government loans

Where government grants are received as a re-imbursement of directly related costs they are credited to research and development expense in the same period as the expenditure towards which they are intended to contribute.

The Group receives government loans that have a below-market rate of interest. These loans are recognised and measured in accordance with IFRS 9. The benefit of the below-market rate of interest is measured as the difference between the initial carrying value of the loan discounted at a market rate of interest and the proceeds received.

The difference is held within deferred revenue as a government grant and is released as a credit to grant income or to research and development expense in line with the expenditure to which it relates. In a situation where the proceeds were invested in plant and equipment, the deferred revenue is credited to research and development within the income statement in line with the depreciation of the acquired asset.

Business combinations and externally acquired intangible assets

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being:

-	the fair value of the consideration transferred to the seller, plus
-	the amount of any non-controlling interest in the acquiree, plus
-	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less
-	the fair value of the net identifiable assets acquired and assumed liabilities

Acquisition costs incurred are expensed and included in administrative costs. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, whether it is an asset or liability, will be recognised either as a profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it is not re-measured.

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.

Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives where they are in use. The amortisation expense is included within the distribution costs, sales and marketing in the consolidated statement of comprehensive income. Goodwill is stated at cost less any accumulated impairment losses.

The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques (see section related to critical estimates and judgements below).

In-process research and development (“IPRD”) programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met. IPRD is subject to annual impairment testing until the completion or abandonment of the related project. No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

The product and marketing rights recognised in 2017 related to various licenses, the Group held via its US subsidiary. These rights were disposed of with the sale of the subsidiary.

27

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill IPRD	- -	Indefinite life In process, not yet amortising
IT and website costs	-	4 years
Product and marketing rights	-	Between 2 and 12 years

The useful economic life of IPRD will be determined when the in-process research projects are completed. Amortisation of product and marketing rights ceased in June 2018 when the US entity was classified as held for sale.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

•	Completion of the asset is technically feasible so that it will be available for use or sale
•	The Group intends to complete the asset and use or sell it
•	The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost)
•	There are adequate technical, financial and other resources to complete the development and to use or sell the asset, and
•	The expenditure attributable to the asset during its development can be measured reliably.

Judgement is applied when deciding whether the recognition criteria are met. Judgements are based on the information available. In addition, all internal activities related to the research and development of new projects are continuously monitored by the Directors. The Directors consider that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Consolidated Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. An impairment charge of £1.5m was recognised in 2017 against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit within continuing operations.

An impairment charge of £11.4m was recognised in 2016 against the product rights of the Midatech Pharma US cash generating unit within discontinued operations.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). After the disposal of the US operation on 1 November 2018, the group at 31 December 2018 had only one cash generating unit (2017: two, 2016: two), as set out in note 12. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognised in other comprehensive income. An impairment loss recognised for goodwill is not reversed.

Patents and trademarks

The costs incurred in establishing patents and trademarks are either expensed in accordance with the corresponding treatment of the development expenditure for the product to which they relate or capitalised if the development expenditure to which they relate has reached the point of capitalisation as an intangible asset.

28

Joint arrangements

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement.
•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•	The structure of the joint arrangement
•	The legal form of joint arrangements structured through a separate vehicle
•	The contractual terms of the joint arrangement agreement
•	Any other facts and circumstances (including any other contractual arrangements).

Foreign currency

Transactions entered into by subsidiary entities in a currency other than the currency of the primary economic environment, in which they operate, are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

The presentational currency of the Group is Pounds Sterling, and the reporting currency is also Pounds Sterling. Foreign subsidiaries use the local currencies of the country where they operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

Exchange differences recognised in the profit or loss of Group entities on the translation of long-term monetary items forming part of the Group's net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the profit or loss on disposal.

Financial assets and liabilities

Application of IFRS 9 Financial Instruments

The Group adopted IFRS 9, which addresses the classification, measurement and de-recognition of financial assets and financial liabilities, on 1 January 2018, considering the cumulative impact at this date in assessing whether an adjustment to opening reserves is required. The Group applies the simplified approach and records lifetime expected losses on all trade receivables.

This standard had no material financial impact on either the current or comparative period and there were no changes recorded in the carrying value of any financial assets or liabilities. Whilst the adoption of IFRS 9 has had no material impact, the Group’s policy on provisions has now changed from an incurred to expected loss basis.

Assets at amortised cost

The Group does not have any financial assets which it would classify as fair value through profit or loss. Therefore, all financial assets are classed as assets at amortised cost as defined below.

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (e.g. trade receivables), but also incorporate other types of contractual monetary asset. They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.

29

For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and ageing. Based on the scale of this area, our historic treatment is not materially different to the simplified approach under IFRS 9.

The expected loss rates are based on the Group’s historic credit losses experienced over the three-year period prior to the period end. The historic loss rates are then adjusted for current and forward-looking information on macroeconomic factors.

The Group's assets at amortised costs comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (“FVTPL”)

The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account.

The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 21.

Other financial liabilities include the following items:

•	Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.
•	Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure or grant income in line with when the asset or expenditure is recognised in the income statement.
•	Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has two classes of share in existence:

•	Ordinary shares of £0.00005 each are classified as equity instruments;
•	Deferred shares of £1 each are classified as equity instruments.

Retirement benefits: defined contribution schemes

Contributions to defined contribution pension schemes are charged to the consolidated statement of comprehensive income in the year to which they relate.

30

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions (including the share price);
•	excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and
•	including the impact of any non-vesting conditions (for example, the requirement for employees to save).

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Where vesting conditions are accelerated on the occurrence of a specified event, such as a change in control or initial public offering, such remaining unvested charge is accelerated to the income statement.

In addition, in some circumstances, employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a "finance lease"), the asset is treated as if it had been purchased outright. The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are analysed between capital and interest. The interest element is charged to the consolidated statement of comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an "operating lease"), the total rentals payable under the lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight-line basis.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•	the initial recognition of goodwill;
•	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
•	investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

31

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets or liabilities are recovered or settled.

Property, plant and equipment

Items of property, plant and equipment are initially recognised at cost. As well as the purchase price, cost includes directly attributable costs.

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Fixtures and fittings Leasehold improvements	- -	25% per annum straight line the shorter of 10% per annum straight line or over the lease term
Computer equipment	-	25% per annum straight line
Laboratory equipment	-	15% - 25% per annum straight line

Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the market value. In evaluating whether inventories are stated at the lower of cost or net realisable value, management considers such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition.

If net realisable value is lower than the carrying amount a write down provision is recognised for the amount by which the carrying value exceeds its net realisable value.

Inventory is valued at the lower of cost or market value using the FIFO method. Inventory is charged to the income statement as cost of sales as it is sold.

2	Critical accounting estimates and judgements

The preparation of this consolidated financial information requires the Group to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly, and discusses critical accounting estimates with the board of Directors.

The following are considered to be critical accounting policies because they are important to the portrayal of the financial condition or results of operations of the Group and they require critical management estimates and judgments about matters that are uncertain.

Business combinations

The Directors determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires the use of significant estimates and assumptions, including the estimated fair value of the acquired intangible assets.

While the Directors use their best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from in-process research and development;
•	the fair value of the property, plant and equipment; and
•	discount rates.

32

Impairment of goodwill and intangible assets not yet ready for use

Goodwill and intangibles not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use, the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, including for revenues and development costs, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

The carrying value of goodwill was £2.29m and intangibles not yet ready for use was £10.1m as at 31 December 2018 (note 11).

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was no impairment of the remaining goodwill after the sale of MPUS in the year ended 31 December 2018 or in 2017, and there was no impairment charge against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit (£1.5m in 2017). See note 12.

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 27 to our consolidated financial statements and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of a number of publicly traded peer companies in the biotech sector;
•	The estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and
•	The dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

Income taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2018, there were approximately £40.4m of gross unutilised tax losses carried forward (2017: £38.4m, 2016: £27.0m). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

33

Research and development costs

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are periodically recognised as intangible assets based on an evaluation of the progress to completion of specific tasks using data such as patient enrolment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

3	Segment Information

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2018	2017	2016
	£’000	£’000	£’000
Revenue from continuing operations:
United Kingdom	149	79	491
Rest of Europe	-	70	35
United States	-	-	250
	149	149	776

Revenue from discontinued operations:
United States	3,882	6,609	5,600

In 2018, all revenue from continuing operations came from a single customer (2017: 3 customers; 2016: 4 customers). Within revenue from discontinued operations for 2018, reported in the consolidated statement of comprehensive income under loss from discontinued operations, four customers each accounted for at least 10% of revenue from discontinued operations (2017: three customers, 2016: three customers):

	2018	2017	2016
Customer A	26%	23%	25%
Customer B	25%	7%	-
Customer C	13%	15%	19%
Customer D	12%	20%	12%

Following the disposal of the US commercial business, the Group contains one reportable operating segment, Pipeline Research and Development (“Pipeline R&D”). This segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 1. Segment results represent the result of each segment without the allocation of head office expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Group’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

Both the UK and Spanish entities meet the aggregation criteria and have therefore been presented as a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology. The US operating company is engaged in the sale and marketing of cancer supportive care products and was reported historically under the Commercial segment.

34

Segmented results for the year ended 31 December 2018

	Pipeline R&D	Commercial (discontinued)	Consolidated (including discontinued operations)
	£’000	£’000	£’000

Revenue	149	3,882	4,031
Grant revenue	1,789	-	1,789
Total revenue	1,938	3,882	5,820

Cost of sales	-	(1,286)	(1,286)
Research and development costs	(8,555)	(283)	(8,838)
Distribution costs, sales and marketing	-	(4,357)	(4,357)
Administrative costs	(4,087)	(872)	(4,959)
Loss on disposal of discontinued operations	-	(1,407)	(1,407)
Depreciation	(1,011)	(5)	(1,016)
Amortisation	(100)	(334)	(434)
Loss from operations	(11,815)	(4,662)	(16,477)

Finance income	2	-	2
Finance expense	(587)	-	(587)
Loss before tax	(12,400)	(4,662)	(17,062)

Taxation	2,032	-	2,032
Loss for the year	(10,368)	(4,662)	(15,030)
Loss from continuing operations			(10,368)
Loss from discontinued operations			(4,662)

Segmented results for the year ended 31 December 2017

	Pipeline R&D	Commercial (discontinued)	Consolidated (including discontinued operations)
	£’000	£’000	£’000

Revenue	149	6,609	6,758
Grant revenue	840	-	840
Total revenue	989	6,609	7,598

Cost of sales	-	(926)	(926)
Research and development costs (reclassified)	(7,355)	(356)	(7,711)
Distribution costs, sales and marketing (reclassified)	(170)	(7,477)	(7,647)
Administrative costs (reclassified)	(4,266)	(566)	(4,832)
Depreciation	(974)	(9)	(983)
Amortisation (reclassified)	-	(1,577)	(1,577)
Impairment of intangible assets	(1,500)	-	(1,500)
Loss from operations	(13,276)	(4,302)	(17,578)

Finance income	415	-	415
Finance expense	(109)	(57)	(166)
Loss before tax	(12,970)	(4,359)	(17,329)

Taxation	1,265	-	1,265
Loss for the year	(11,705)	(4,359)	(16,064)
Loss from continuing operations			(11,705)
Loss from discontinued operations			(4,359)

35

Segmented results for the year ended 31 December 2016

	Pipeline R&D	Commercial (discontinued)	Consolidated (including discontinued operations)
	£’000	£’000	£’000

Revenue	776	5,600	6,376
Grant revenue	547	-	547
Total revenue	1,323	5,600	6,923

Cost of sales	-	(667)	(667)
Research and development costs (reclassified)	(6,968)	(66)	(7,034)
Distribution costs, sales and marketing (reclassified)	-	(8,734)	(8,734)
Administrative costs (reclassified)	(3,245)	(2,061)	(5,306)
Depreciation	(762)	(10)	(772)
Amortisation (reclassified)	-	(3,583)	(3,583)
Impairment of intangible assets	-	(11,413)	(11,413)
Loss from operations	(9,652)	(20,934)	(30,586)

Finance income	1,337	-	1,337
Finance expense	(73)	-	(73)
Loss before tax	(8,388)	(20,934)	(29,322)

Taxation	2,227	6,933	9,160
Loss for the year	(6,161)	(14,001)	(20,162)
Loss from continuing operations			(6,161)
Loss from discontinued operations			(14,001)

During 2018, management undertook a further review of the classification of certain expenses between R&D pipeline and commercial segments in 2017 and 2016. This reclassification only impacted the segmental analysis and there was no impact on the consolidated statement of comprehensive income. Further detail is provided in note 1.

36

Non-current assets by location of assets

	2018	2017	2016
	£’000	£’000	£’000
Spain	1,860	2,154	2,125
United Kingdom	12,966	15,331	16,489
United States	-	13,156	15,772
	14,826	30,641	34,386

All material additions to non-current assets in 2018, 2017 and 2016 were in the Pipeline R&D segment.

4	Discontinued operations

During the year the group made the decision to sell its Commercial business based in the US. The sale completed on 1 November 2018 to Barings LLC, a member of the MassMutual Financial Group, for total consideration of up to $19m. This included $6m of consideration contingent payable on the achievement of various net revenue milestones for the MPUS business for the financial years 2018 and 2019. Based on a probability adjusted, discounted cash flow model, the estimate of the contingent consideration receivable at 31 December 2018 was nil.

The statement of cash flows includes the following amounts relating to discontinued operations:

	2018	2018
	£’000	£’000

Cash consideration received		9,350
Other consideration received		-
Total consideration received		9,350

Cash disposed of		(91)

Net cash inflow on disposal of discontinued operation		9,259

Net assets disposed (other than cash):
Property, plant and equipment	3
Intangibles	15,662
Trade and other receivables	948
Inventory	629
Trade and other payables	(2,734)
Total net assets disposed of (other than cash)		(14,508)
Loss on disposal of discontinued operation before and after tax		(5,249)
Foreign exchange gain realised on disposal		3,842
Loss on disposal		(1,407)

37

The post-tax loss on disposal of discontinued operations was determined as follows:

Result of discontinued operations	2018	2017	2016
	£’000	£’000	£’000

Revenue	3,882	6,609	5,600
Expenses other than finance costs	(7,137)	(10,911)	(15,121)
Finance costs	-	(57)	-
Impairment	-	-	(11,413)
Loss from discontinued operations before tax	(3,255)	(4,359)	(20,934)

Taxation	-	-	6,933

Loss on disposal of discontinued operations	(1,407)	-	-
Loss for the year from discontinued operations after tax	(4,662)	(4,359)	(14,001)

Statement of cash flows	2018	2017	2016
The statement of cash flows includes the following	£’000	£’000	£’000
amounts relating to discontinued operations:

Operating activities	(5,368)	(1,654)	1,251
Investing activities	-	-	(11)
Financing activities	(7)	(34)	(35)
Net cash flow from discontinued operations	(5,375)	(1,688)	1,205

5	Loss from operations

	2018	2017	2016
Loss from operations is stated after	£'000	£’000	£’000
charging/(crediting):
Changes in inventories of finished goods and work in progress	(976)	202	256
Write down of inventory to net realisable value	-	-	287
Depreciation of property, plant and equipment
- From continuing operations	1,011	974	762
- From discontinued operations	5	9	10
Amortisation of intangible assets – product and marketing rights
- From continuing operations	100	193	193
- From discontinued operations	334	1,384	3,390
Impairment of intangible assets	-	1,500	11,413
Fees payable to the Company’s auditor for the audit of the parent Company	111	110	100
Fees payable to the Company’s subsidiary auditors for the audits of the subsidiary accounts	143	140	139
Fees payable to the Company’s auditor for:
- Other services	83	100	72
Operating lease expense:
- Property	386	277	385
- Plant and machinery	-	-	194
Arrangement/penalty fees for loan facility	469	57	-
Foreign exchange(gain)/ loss	212	(39)	31
Loss on disposal of property, plant and equipment	165	27	-
Equity settled share based payment	(36)	520	203

Amortisation of product and marketing rights are included with distribution costs, sales and marketing expenses. Amortisation ceased when the assets were reclassified as held for sale on 30 June 2018 and were sold on 1 November 2018.

38

6	Staff costs

Staff costs (including directors), for continuing and discontinued operations, comprise:

	2018	2017	2016
	£’000	£’000	£’000

Wages and salaries	5,393	5,278	6,314
Defined contribution pension cost (note 26)	149	158	206
Social security contributions and similar taxes	639	643	769
Share based payment	(36)	520	203
	6,145	6,599	7,492
Continuing operations	4,352	4,578	4,663
Discontinued operations	1,793	2,021	2,829
	6,145	6,599	7,492

Employee numbers

The average number of staff employed by the Group during the financial year, for continuing and discontinued operations, amounted to:

	2018	2017	2016

Research and development	63	62	57
General and administration	16	17	19
Sales and marketing	6	6	8
	85	85	84

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors of the Company, and the Chief Operating Officer.

	2018	2017	2016
	£’000	£’000	£’000
Wages and salaries	900	811	1,054
Defined contribution pension cost	39	68	59
Payments made to third parties	142	142	142
Social security contributions and similar taxes	77	97	152
Benefits in kind	3	3	2
Share based payment	(92)	388	184
	1,069	1,509	1,593

Emoluments disclosed above include the following amounts in respect of the highest paid Director.

	2018	2017	2016
	£’000	£’000	£’000
Salary	110	299	448
Total pension and other post-employment benefit costs	4	10	28
Benefits in kind	1	1	1
Termination benefits	99	-	-
	214	310	477

None of the Directors have exercised share options during the year (2017: nil, 2016: nil).

During the year 3 Directors (2017: 2, 2016: 2) participated in a defined contribution pension scheme.

39

7	Finance income and expense

	2018	2017	2016
Finance income	£’000	£’000	£’000
Interest received on bank deposits	2	15	164
Gain on equity settled derivative financial liability	-	400	1,173
Total finance income	2	415	1,337

The gain on the equity settled derivative financial liability in 2017 and 2016 arose due to the reduction in the share price and the lapsing of associated warrants and options as set out in note 20.

	2018	2017	2016
Finance expense	£’000	£’000	£’000

Bank loans	587	18	16
Other loans	-	91	57
Total finance expense	587	109	73

8	Taxation

	2018	2017	2016
	£’000	£’000	£’000
Current tax credit
Current tax credited to the income statement	1,952	1,253	1,936
Taxation payable in respect of foreign subsidiary	(67)	-	(25)
Adjustment in respect of prior year	128	-	-
	2,013	1,253	1,911
Deferred tax credit
Reversal of temporary differences	19	12	316
Total tax credit	2,032	1,265	2,227

There was no tax charge relating to discontinued operations for 2018 and 2017. For 2016, the reversal of the deferred tax provision, credited to the income statement was £316k.

40

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2018	2017	2016
	£’000	£’000	£’000

Loss for the year, continuing and discontinued operations	(15,030)	(16,064)	(20,162)
Income tax credit - continuing operations	(2,032)	(1,265)	(2,227)
Income tax credit – discontinuing operations	-	-	(6,933)
Loss before tax	(17,062)	(17,329)	(29,322)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19% (2017: 19.25%, 2016: 20.25%)	(3,241)	(3,336)	(5,864)
Expenses not deductible for tax purposes	2,492	412	1,022
Adjustment in respect of prior period	(129)	-	(435)
Additional deduction for R&D expenditure	-	-	4
Surrender of tax losses for R&D tax refund	(1,955)	(1,196)	(1,503)
Reversal of deferred tax on impairment		-	(3,421)
Unrelieved tax losses and other deductions arising in the period	(220)	(156)	(166)
Foreign exchange differences	(26)	(84)	712
Deferred tax not recognised	1,047	3,095	491
Tax credit related to discontinued operations	-	-	(6,933)

Total tax credited to the income statement	(2,032)	(1,265)	(2,227)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

9	Loss per share

	2018		2017		2016
	£’000		£’000		£’000
Numerator

Loss used in basic EPS and diluted EPS:
Continuing operations	(10,368)		(11,705)		(6,161)
Discontinued operations	(4,662)		(4,359)		(14,001)

Denominator

Weighted average number of ordinary shares used in basic EPS	61,126,053		51,317,320		36,072,752

Basic and diluted loss per share:
Continuing operations - pence	(17	p)	(23	p)	(17	p)
Discontinued operations - pence	(8	p)	(8	p)	(39	p)

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

On 26 February 2019, as a result of a Subscription, Placing and Open Offer, 348,215,478 new ordinary shares were issued, increasing the total number of issued shares to 409,399,613.

41

10	Property, plant and equipment

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
Cost	£'000	£'000	£'000	£'000	£'000

At 1 January 2016	1,319	1,112	354	983	3,768

Additions	2	715	43	609	1,369
Disposal	-	-	(1)	-	(1)
Transfer	(1,125)	-	(122)	1,247	-
Exchange differences	32	172	7	211	422
At 31 December 2016	228	1,999	281	3,050	5,558

Additions	18	41	57	591	707
Disposal	-	-	-	(41)	(41)
Exchange differences	6	72	4	69	151
At 31 December 2017	252	2,112	342	3,669	6,375

Additions	4	106	40	353	503
Disposals	(5)	(229)	-	(401)	(635)
Exchange differences	2	24	1	30	57
At 31 December 2018	253	2,013	383	3,651	6,300

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000
Accumulated depreciation

At 1 January 2016	458	733	180	413	1,784

Charge for the year	41	134	54	543	772
Transfer	(369)	(96)	(118)	583	-
Exchange differences	19	101	6	110	236
At 31 December 2016	149	872	122	1,649	2,792

Charge for the year	43	330	68	542	983
Disposals	-	-	-	(14)	(14)
Exchange differences	4	36	2	43	85
At 31 December 2017	196	1,238	192	2,220	3,846

Charge for the year	43	403	72	499	1,016
Disposals	-	(175)	(3)	(421)	(599)
Exchange differences	2	19	4	28	53
At 31 December 2018	241	1,485	265	2,326	4,317
Net book value
At 31 December 2018	12	528	118	1,325	1,983
At 31 December 2017	56	874	150	1,449	2,529
At 31 December 2016	79	1,127	159	1,401	2,766

Included within the total net book value of tangible fixed assets is £258k (2017: £63k 2016: £33k) in respect of assets held under finance leases and similar hire purchase contracts. The depreciation charge for the year on these assets was £133k (2017: £62k, 2016: £22k). These assets were held as security in respect of their finance lease obligations. Proceeds of £25k were received during the year in relation to the sale of fixed assets.

42

11	Intangible assets

	In-process research and development	Product and marketing rights	Goodwill	IT/Website costs	Total
	£'000	£'000	£'000	£'000	£'000

Cost

At 1 January 2016	12,600	18,321	12,456	15	43,392
Additions	-	-	-	19	19
Foreign exchange	-	3,160	2,032	-	5,192
Disposals	-	-	-	(8)	(8)
At 31 December 2016	12,600	21,481	14,488	26	48,595

Additions	778	-	-	-	778
Foreign exchange	-	(1,625)	(1,044)	1	(2,668)
At 31 December 2017	13,378	19,856	13,444	27	46,705

Disposals	-	(21,022)	(11,808)	-	(32,830)
Foreign exchange	-	1,166	655	1	1,822
At 31 December 2018	13,378	-	2,291	28	15,697

	In-process	Product and
	research and	marketing		IT/Website
	development	rights	Goodwill	Costs	Total
	£'000	£'000	£'000	£'000	£'000

Accumulated amortisation

At 1 January 2016	1,800	243	-	10	2,053
Amortisation charge for the year	-	3,578	-	5	3,583
Impairment	-	11,413	-	-	11,413
Foreign exchange	-	374	-	-	374
At 31 December 2016	1,800	15,608	-	15	17,423

Amortisation charge for the year	-	1,574	-	3	1,577
Impairment	1,500	-	-	-	1,500
Foreign exchange	-	(1,443)	-	1	(1,442)
At 31 December 2017	3,300	15,739	-	19	19,058

Amortisation charge for the year	-	431	-	3	434
Disposals	-	(17,103)	-	-	(17,103)
Foreign exchange	-	933	-	1	934
At 31 December 2018	3,300	-	-	23	3,323
Net book value
At 31 December 2018	10,078	-	2,291	5	12,374
At 31 December 2017	10,078	4,117	13,444	8	27,647
At 31 December 2016	10,800	5,873	14,488	11	31,172

43

The individual intangible assets, excluding goodwill, which are material to the financial statements are:

12	Impairment testing

	Carrying amount			Remaining amortisation period
	2018	2017	2016	2018	2017	2016
	£’000	£’000	£’000	(years)	(years)	(years)

Midatech Pharma (Wales) Limited acquired IPRD	9,300	9,300	10,800	n/a in process	n/a in process	n/a in process
Midatech Pharma US, Inc., product and marketing rights	-	1,995	3,557	n/a	Between 1 and 3	Between 1 and 4
Zuplenz® product and marketing rights	-	2,122	2,316	n/a	11	12
MTX110 acquired IPRD	778	778	-	n/a in process	n/a in process	-
	10,078	14,195	16,673

Midatech Pharma (Wales) Ltd

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis are as follows:

	Indefinite lived
	IPRD carrying amount			Goodwill carrying amount			Valuation Basis
Name	2018	2017	2016	2018	2017	2016
	£’000	£’000	£’000	£’000	£’000	£’000

CGU – Midatech Pharma (Wales) Ltd	9,300	9,300	10,800	2,291	2,291	2,291	Value in use

The assets of the Midatech Pharma Wales Ltd (“MPW”) CGU were valued as at 31 December 2018, 2017 and 2016 and were found to support the IPRD and goodwill carrying amounts set out above. The IPRD was valued using 12-13 year (2017: 13-14 year), risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the investment is long term and the development and commercialisation process is typically in excess of 5 years. Beyond the period from product launch and initial market penetration, a long-term growth rate of 2% was used.

44

In 2017 an impairment charge of £1.5m was recorded in the MPW CGU as a result of the impairment of the Opsisporin IPRD, primarily due to a strategic review concluding that the product is outside of Midatech’s strategic focus and as a result the decision was made not to continue with the programme at this point. At the same time the carrying value of a component of IPRD was reduced from £1.5m to nil. The resulting charge was shown separately within the consolidated statement of income.

The key assumptions used in the valuation model examining the MPW Ltd cash generating unit include the following:

Assumptions	2018	2017	2016
Pre-tax discount rate	17.7%	17.9%	18.1%
Cumulative probability of success of projects	81%	81%	46% to 81%

The discount rate is an estimated market-based weighted average cost of capital for the MPW business, determined at the date of acquisition. Cumulative probability of success of projects is the product of the probability of success of each remaining major phase of development for each individual IPRD component. These phase probabilities were determined by management with reference to the risks associated with each remaining development stage.

Sensitivity analysis

If any one of the following changes were made to the above key assumptions, the carrying value and recoverable amount would be equal.

Assumptions	2018	2017	2016
Pre-tax discount rate	increase to 29.8%	increase to 21.0%	increase to 26.4%
Cumulative probability of success of project	34%	57%	53%

13	Subsidiaries

The subsidiaries of Midatech Pharma plc, all of which are 100% owned, either directly or through subsidiaries where indicated, and have been included in this financial information in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

	Registered	Nature of
Name	Office	Business	Notes

Midatech Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma (España) SL	Parque Tecnológico de Vizcaya, Edificio 800 Planta 2, Derio, 48160, Vizcaya, Spain	Trading company	(a)
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)
Midatech Pharma (Wales) Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma PTY	c/o Griffith Hack Consulting, 300 Queen Street, Brisbane, QLD 4000, Australia	Trading company	(c)

Notes:

(a)	Wholly owned subsidiary of Midatech Limited
(b)	PharMida AG became dormant in January 2016.
(c)	Midatech Pharma PTY was incorporated on 16 February 2015.

45

14	Trade and other receivables

	2018	2017	2016
	£'000	£’000	£’000
Trade receivables	89	2,232	1,428
Prepayments	139	627	586
Other receivables	1,564	848	873
Total trade and other receivables	1,792	3,707	2,887
Less: non-current portion (rental deposit and on bond)	(469)	(465)	(448)
Current portion	1,323	3,242	2,439

Trade and other receivables do not contain any impaired assets. The Group does not hold any collateral as security and the maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

Book values approximate to fair value at 31 December 2018, 2017 and 2016.

15	Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2018	2017	2016
	£'000	£’000	£’000
Cash at bank available on demand	2,343	13,204	17,608

There were no significant non-cash transactions during the year.

During 2017 and 2016, cash inflows arose from an equity financing transaction, included within financing activities on the face of the cash flow statement.

	2018	2017	2016
	£'000	£’000	£’000
Funds raised on Public Offering	-	6,157	16,673
Costs of raising funds on Public Offering	-	(429)	(1,105)
	-	5,728	15,568

46

The following changes in bank loan liabilities arose as a result of financing activities during the year:

	Non-current liabilities, bank loans	Current liabilities, bank loans	Total
	£’000	£’000	£’000
At 1 January 2018	5,207	11	5,218
Cash flows	(5,494)	(7)	(5,501)
Foreign Exchange	287	-	287
At 31 December 2018	-	4	4

	Non-current liabilities, bank loans	Current liabilities, bank loans	Total
	£’000	£’000	£’000
At 1 January 2017	-	23	23
Cash Flows	5,249	(12)	5,237
Foreign Exchange	(42)	-	(42)
At 31 December 2017	5,207	11	5,218

16	Inventories

	2018 £’000	2017 £’000	2016 £’000
Finished goods	-	941	817
Total inventories	-	941	817

There was no stock held at 31 December 2018. In 2017 a reserve was maintained against inventory that was not expected to be sold before its sell by date. The resulting charge to the discontinued element of the comprehensive statement of income in 2017 was £151k (2016: £287k).

17	Trade and other payables

	2018	2017	2016
Current	£’000	£’000	£’000
Trade payables	286	2,271	3,268
Other payables	-	1,141	1,166
Accruals	1,025	3,090	2,003
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,311	6,502	6,437

Tax and social security	347	359	670
Deferred revenue and government grants	445	1,141	1,300
Total trade and other payables	2,103	8,002	8,407

Book values approximate to fair value at 31 December 2018, 2017 and 2016.

All current trade and other payables are payable within 3 months of the period end date shown above.

47

Government grants

The Group received development grant funding from the European Union under the Horizon 2020 “Nanofacturing” project, a European Union funded programme to develop a scalable manufacturing platform for the production of nanopharmaceutical products.  Midatech participated in this programme, along with seven other entities, through two Group companies, Midatech Pharma España SL (“MPE”), which acted as project coordinator, and Midatech Limited (“MTL”). The project commenced in February 2015 and completed in January 2019. £1,610k (2017: £840k, 2016: £547k) of revenue has been recognised during the year in relation to this project and £124k (2017: £1.11m, 2016: £1.24m) of the deferred revenue balance relates to funds received but not yet recognised.

Government grants/loans in Spain

Five tranches of government loans have been received by Midatech Pharma España SL for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry an interest rate below the market rate, and are repayable over periods through to 2022. The loans carry default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The debt element of the government loans is designated within note 18 as borrowings, the gross contractual repayment of the loans is disclosed in note 21.

18	Borrowings

	2018	2017	2016
	£'000	£’000	£’000
Current
Bank loans	4	11	23
Finance lease	80	39	31
Government and research loans	284	311	484
Total	368	361	538

Non-current
Bank loans	-	5,207	-
Finance lease	170	29	52
Government and research loans	714	949	1,568
Total	884	6,185	1,620

Book values approximate to fair value at 31 December 2018, 2017 and 2016.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Midcap Loan Facility

In December 2017, Midatech Pharma entered into a secured loan agreement with Midcap Financial Trust (MidCap). The total facility was for $15m to be drawn down in three separate tranches. Interest was charged on the outstanding balance of the loan at an annual rate of LIBOR plus 7.5% subject to a LIBOR floor of 1.25%. MidCap was granted 247,881 warrants to purchase shares which was equal to 2% of the amount funded divided by the Exercise Price of £0.42. The Exercise Price was calculated as the average closing price for the 30-day period prior to the date of grant. The loan was secured against the assets of the group.

The first tranche of $7m was drawn down on 28 December 2017 and is disclosed under bank loans. This loan was repaid on 31 October 2018.

48

19	Provisions

	2018	2017	2016
	£'000	£’000	£’000

Opening provision at 1 January	-	-	-
Provision recognised in the year	165	-	-
At 31 December	165	-	-

The provision relates to the ‘making good’ clause on the Abingdon office which was vacated in December 2018. The office has been sub-let for the remaining period of the lease, which is due to terminate in February 2020.

20	Derivative financial liability – current

	2018	2017	2016
	£'000	£'000	£’000
Equity settled derivative financial liability	-	-	400
At 1 January/on acquisition	-	400	1,573

Gain recognised in finance income within the consolidated statement of comprehensive income	-	(400)	(1,173)
At 31 December	-	-	400

Equity settled derivative financial liability is a liability that is not to be settled for cash. The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘finance income’ line item in the income statement. Fair value is determined in the manner described in note 21. A key input in the valuation of the instrument is the Company share price.

At 31 December 2016, some 398,315 options and 16,664 warrants had lapsed. In addition, the share price had fallen to £1.18, which resulted in a gain of £1.17m on re-measurement, which was credited to finance income in 2016.

At 31 December 2017 a further 166,058 options and 489,318 warrants had lapsed and the share price had fallen to £0.36 which results in a gain of £0.40m on re-measurement which was credited to finance income during 2017.

At 31 December 2018 a further 176,935 options and 776,889 warrants had lapsed and the share price had fallen to £0.06. As the liability had already been reduced to zero there was no movement on re-measurement.

49

21	Financial instruments - risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk
•	Foreign exchange risk
•	Liquidity risk

In common with all other businesses, the Group is exposed to risks that arise from its use of financial instruments. This note describes the Group's objectives, policies and processes for managing those risks and the methods used to measure them. The Board does not believe that its risk exposure to financial instruments, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note has changed in the past year.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables
•	Cash and cash equivalents
•	Trade and other payables
•	Accruals
•	Loans and borrowings
•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets - amortised cost

	2018	2017	2016
	£'000	£'000	£’000
Cash and cash equivalents	2,343	13,204	17,608
Trade receivables	89	2,232	1,428
Total financial assets	2,432	15,436	19,036

Financial liabilities - amortised cost

	2018	2017	2016
	£'000	£'000	£’000
Trade payables	286	2,271	3,268
Other payables	-	1,141	1,166
Accruals	1,025	3,090	2,003
Borrowings	1,252	6,546	2,158
Total financial liabilities - amortised cost	2,563	13,048	8,595

Financial liabilities – fair value through profit and loss – current

	2018	2017	2016
	£'000	£'000	£’000
Equity settled derivative financial liability	-	-	400

General objectives, policies and processes

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Group’s management.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility. Further details regarding these policies are set out below:

50

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 20:

Financial liabilities	Fair value as at 31/12/2018	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value

Equity settled financial derivative liability	-	Level 3	Black Scholes option pricing model	Volatility rate of 42.5% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 7.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Financial liabilities	Fair value as at 31/12/2017	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value

Equity settled financial derivative liability	-	Level 3	Black Scholes option pricing model	Volatility rate of 42.5% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 8.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Given that the fair value of the equity settled financial derivative liability is nil, it is not sensitive to changes in volatility or expected life. In 2016, if the above unobservable volatility input to the valuation model had been 10% higher while all other variables were held constant, the carrying amount of shares would have increased by £94k. If the above unobservable expected life input to the valuation model had been 1 year shorter while all other variables were held constant, the carrying amount of shares would have decreased by £133k.

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2017: nil, 2016: increase by £2k).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to a business combination.

51

Credit risk

Credit risk is the risk of financial loss to the Group if a development partner or a counterparty to a financial instrument fails to meet its contractual obligations. The Group is mainly exposed to credit risk from amounts due from collaborative partners which is deemed to be low.

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with high credit status are accepted.

The Group does not enter into derivatives to manage credit risk.

The consolidated entity recognises a loss allowance for expected credit losses on financial assets which are either measured at amortised cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset's lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset's lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. For financial assets measured at fair value through other comprehensive income, the loss allowance is recognised within other comprehensive income. In all other cases, the loss allowance is recognised in profit or loss.

Quantitative disclosures of the credit risk exposure in relation to financial assets are set out in note 14. This includes details regarding trade and other receivables, which are neither past due nor impaired.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Cash in bank

The Group is continually reviewing the credit risk associated with holding money on deposit in banks and seeks to mitigate this risk by holding deposits with banks with high credit status.

Foreign exchange risk

Foreign exchange risk arises because the Group has a material operation located in Bilbao, Spain, and had operations in the US whose functional currencies are not the same as the functional currency of the Group. The Group’s net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into sterling. Given the levels of materiality, the Group does not hedge its net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

Foreign exchange risk also arises when individual Group entities enter into transactions denominated in a currency other than their functional currency; the Group’s transactions outside the UK to the US, Europe and Australia drive foreign exchange movements where suppliers invoice in currency other than sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2018	2017	2016
	£'000	£'000	£’000
Cash and cash equivalents:
Pounds Sterling	457	6,116	10,229
US Dollar	1,421	5,362	2,186
Euro	459	1,632	5,143
Other	6	94	50
Total	2,343	13,204	17,608

52

The table below shows the foreign currency exposure that gives rise to net currency gains and losses recognised in the consolidated statement of comprehensive income. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at 31 December 2018, these exposures were as follows:

	2018	2017	2016
	£'000	£'000	£’000
Net Foreign Currency Assets/(Liabilities):
US Dollar	1,421	4,459	(206)
Euro	552	(362)	2,655
Other	8	95	58
Total	1,981	4,192	2,507

Foreign currency sensitivity analysis

The most significant currencies in which the Group transacts, other than Pounds Sterling, are the US Dollar and the Euro. The Group also trades in other currencies in small amounts as necessary.

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2018	US Dollar	Euro	Other
	£'000	£’000	£'000
Loss before tax	-	168	-
Total equity	142	168	-

Year ended 31 December 2017	US Dollar	Euro	Other
	£'000	£’000	£'000
Loss before tax	307	(89)	-
Total equity	307	(89)	-

Year ended 31 December 2016	US Dollar	Euro	Other
	£'000	£’000	£'000
Loss before tax	521	(73)	(55)
Total equity	521	(73)	(55)

The sale of the Midatech Pharma US, Inc. operation prior to 31 December 2018 resulted in there not being any US Dollar denominated assets or liabilities to report on at year end other than a US Dollar cash balance held by Midatech Pharma PLC. In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year-end exposure does not reflect the exposure during the year.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In Q1 2019, the Company completed a Subscription, Placing and Open Offer which raised £13.4m before costs. The Group’s current financial position is such therefore, that the Board does not consider there to be a short-term liquidity risk. However, the Board will continue to monitor long term cash projections in light of the development plan and will consider raising funds as required to fund long term development projects. Development expenditure can be curtailed as necessary to preserve liquidity.

53

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2018	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000

Trade and other payables	1,311	-	-	-	-
Bank loans	3	2	-	-	-
Finance leases	22	65	79	117	-
Government research loans	44	240	406	414	-
Total	1,380	307	485	531	-

2017	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000

Trade and other payables	6,502	-	-	-	-
Bank loans	120	359	2,201	3,926	-
Finance leases	16	25	30	-	-
Government research loans	43	268	467	545	47
Total	6,681	649	2,698	4,471	47

2016	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000

Trade and other payables	6,437	-	-	-	-
Bank loans	3	8	11	4	-
Finance leases	7	26	30	33	-
Government research loans	-	449	269	761	393
Total	6,447	483	310	798	393

More details with regard to the line items above are included in the respective notes:

•	Trade and other payables – note 17
•	Loans and borrowings – note 18

Capital risk management

The Group monitors capital which comprises all components of equity (i.e. share capital, share premium, foreign exchange reserve and accumulated deficit).

The Group’s objectives when maintaining capital are:

•	to safeguard the entity’s ability to continue as a going concern; and
•	to have sufficient resource to take development projects forward towards commercialisation.

The Group continues to incur substantial operating expenses. Until the Group generates positive net cash inflows from the commercialisation of its products it remains dependent upon additional funding through the injection of equity capital and government funding. The Group may not be able to generate positive net cash inflows in the future or to attract such additional required funding at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled, and business operations cut back.

54

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where applicable), maintaining a focused portfolio of products under development and keeping shareholders informed of progress.

There have been no changes to the Group’s objectives, policies and processes for managing capital and what the Group manages as capital, unless otherwise stated in this note, since the previous year.

22	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account is as shown below:

	2018	2017	2016
	£'000	£’000	£’000

Liability at 1 January	-	-	6,547
Arising on business combination	-	-	-
Credited to income on impairment and amortisation of intangibles	-	-	(5,509)
Credited to income statement	-	-	(1,740)
Foreign exchange gain	-	-	702

Liability at 31 December	-	-	-

The movement on the deferred tax account in 2018 is nil (2017: nil, 2016: nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

A deferred tax liability arose due to deferred tax on intangible assets acquired in 2015.

An intangible asset was impaired in the financial statements for the year ended 31 December 2016 by £11.4m which resulted in a £4.6m tax credit being recognised in the income statement.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses	Potential deferred tax asset
	£’000	£’000

31 December 2018	40,741	6,926
31 December 2017	38,377	6,639
31 December 2016	26,956	5,049

With the exception of the £1.7m (2017: £2.6m, 2016: £3.7m) deferred tax asset which qualifies for offset against the deferred tax liabilities arising on the acquisitions of Midatech Pharma (Wales) Limited, the remaining potential deferred tax asset of £7.3m (2017 £9.5m, 2016: £8.1m) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered.

Details of the deferred tax liability are as follows:

2018	Asset	Liability	Net
	£’000	£’000	£'000
Business Combinations	1,690	(1,690)	-

2017	Asset	Liability	Net
	£’000	£’000	£'000
Business Combinations	2,599	(2,599)	-

2016	Asset	Liability	Net
	£’000	£’000	£'000
Business Combinations	3,668	(3,668)	-

55

23	Share capital

	2018	2018	2017	2017	2016	2016
Authorised, allotted and fully paid – classified as equity	Number	£	Number	£	Number	£

At 1 January
Ordinary shares of £0.00005 each	61,184,135	3,059	61,084,135	3,054	48,699,456	2,435
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,003,060		1,003,055		1,002,436

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value 0.005 pence each. ordinary and deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Midatech Pharma plc

Shares classified as equity

The holders of ordinary shares in the capital of the Company have the following rights:

(a)	to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and,
(b)	to receive such dividend as is declared by the Board on each share held.

The holders of deferred shares in the capital of the Company:

(a)	shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and,
(b)	shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the deferred shareholders shall receive the nominal amount paid up on such share after the holder of each ordinary share shall have received (in cash or specie) the amount paid up or credited as paid up on such ordinary share together with an additional payment of £100 per share. The Company has the authority to purchase the deferred shares and may require the holder of the deferred shares to sell them for a price not exceeding 1p for all the deferred shares.

56

23	Share capital (continued)

		Ordinary Shares	Deferred Shares	Share Price	Total consideration
		Number	Number	£	£’000

As at 1 January 2016		33,467,504	1,000,001		46,840

2016
1 July 2016	Deferred consideration re: acquisition of Q Chip Limited	74,908	-	2.67	200
31 October 2016	Placing and Open Offer (see note 15)	15,157,044	-	1.10	16,673
As at 31 December 2016		48,699,456	1,000,001		63,713
2017
19 May 2017	Share issue to SIPP trustee (see note 27)	20,000	-	0.00005	-
16 October 2017	Placing and Open Offer (see note 15)	12,314,679	-	0.5	6,157
7 November 2017	Share issue to SIPP trustee (see note 27)	50,000	-	0.00005	-
As at 31 December 2017		61,084,135	1,000,001		69,870
2018
1 August 2018	Share issue to SIPP trustee (see note 27)	100,000	-	0.00005	-
As at 31 December 2018		61,184,135	1,000,001		69,870

57

24	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger relief.
Shares to be issued	Shares for which consideration has been received but which are not yet issued and which form part of consideration in a business combination.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

25	Leases

The Group had commitments under non-cancellable operating leases as set out below:

	Land and buildings	Other
2018	£'000	£'000

Expiring In one year or less	383	1
Expiring Between one and five years	189	4
	572	5

	Land and buildings	Other
2017	£'000	£'000

Expiring In one year or less	449	8
Expiring Between one and five years	359	32
	808	40

	Land and buildings	Other
2016	£'000	£'000

Expiring In one year or less	371	7
Expiring Between one and five years	449	28
	820	35

A sub lease has been granted on the remaining term of the property lease for the Abingdon office amounting to £156,895.

26	Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group.

58

27	Share-based Payments

Share Options

The Group has issued options over ordinary shares under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme, the Midatech Pharma plc 2016 U.S. Option Plan, which is a sub-plan of the approved UK plan, and unapproved share options awarded to non-UK or non-US staff. In addition, certain share options originally issued over shares in Midatech Limited under the Midatech Limited 2008 unapproved share option scheme or Midatech Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Midatech Pharma plc under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme. Exercise of an option is subject to continued employment.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2018	Granted in 2018	Exercised in 2018	Forfeited in 2018	At 31 December 2018	Exercise Price

31 December 2008	26,122	-	-	26,122	-	£1.425
31 December 2008	3,000	-	-	3,000	-	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	4,000	31,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	450,000	430,000	£0.075
11 July 2014	2,000	-	-	-	2,000	£0.075
31 October 2016	50,000	-	-	-	50,000	£1.710
31 October 2016	607,600	-	-	139,375	468,225	£2.680
14 December 2016	8,000	-	-	-	8,000	£1.550
14 December 2016	10,000	-	-	-	10,000	£1.700
14 December 2016	40,000	-	-	-	40,000	£1.870
14 December 2016	40,000	-	-	7,500	32,500	£1.880
15 December 2016	102,000	-	-	10,000	92,000	£1.210
19 December 2016	1,104,250	-	-	386,875	717,375	£1.210
15 December 2017	1,351,250	-	-	433,500	917,750	£0.46
2 April 2018	-	20,000	-	-	20,000	£0.83
2 April 2018	-	90,000	-	-	90,000	£1.21
	4,529,894	110,000	-	(1,460,372)	3,179,522

Options exercisable at 31 December 2018	2,247,869
Weighted average exercise price of outstanding options at 31 December 2018	£1.101
Weighted average exercise price of options exercised in 2018	n/a
Weighted average exercise price of options forfeited in 2018	£0.799
Weighted average exercise price of options granted in 2018	£0.830
Weighted average remaining contractual life of outstanding options at 31 December 2018	5.7 years

59

Date of grant	At 1 January 2017	Granted in 2017	Exercised in 2017	Forfeited in 2017	At 31 December 2017	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	3,000	-	-	-	3,000	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	3,000	-	-	1,000	2,000	£0.075
31 October 2016	50,000	-	-	-	50,000	£1.710
31 October 2016	607,600	-	-	-	607,600	£2.680
14 December 2016	8,000	-	-	-	8,000	£1.550
14 December 2016	10,000	-	-	-	10,000	£1.700
14 December 2016	3,000	-	-	3,000	-	£1.710
14 December 2016	3,000	-	-	3,000	-	£1.730
14 December 2016	3,000	-	-	3,000	-	£1.740
14 December 2016	40,000	-	-	-	40,000	£1.870
14 December 2016	40,000	-	-	-	40,000	£1.880
15 December 2016	197,000	-	-	95,000	102,000	£1.210
19 December 2016	1,110,000	-	-	5,750	1,104,250	£1.210
15 December 2017	-	1,351,250	-	-	1,351,250	£0.46
	3,289,394	1,351,250	-	(110,750)	4,529,894

Options exercisable at 31 December 2017	1,000,469
Weighted average exercise price of outstanding options at 31 December 2017	£1.003
Weighted average exercise price of options exercised in 2017	n/a
Weighted average exercise price of options forfeited in 2017	£1.242
Weighted average exercise price of options granted in 2017	£0.46
Weighted average remaining contractual life of outstanding options at 31 December 2017	8.3 years

Date of grant	At 1 January 2016	Granted in 2016	Exercised in 2016	Forfeited in 2016	At 31 December 2016	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	(12,500)	3,000	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	5,000	-	-	(2,000)	3,000	£0.075
31 October 2016	-	50,000	-	-	50,000	£1.710
31 October 2016	-	607,600	-	-	607,600	£2.680
14 December 2016	-	8,000	-	-	8,000	£1.550
14 December 2016	-	10,000	-	-	10,000	£1.700
14 December 2016	-	3,000	-	-	3,000	£1.710
14 December 2016	-	3,000	-	-	3,000	£1.730
14 December 2016	-	3,000	-	-	3,000	£1.740
14 December 2016	-	40,000	-	-	40,000	£1.870
14 December 2016	-	40,000	-	-	40,000	£1.880
15 December 2016	-	197,000	-	-	197,000	£1.210
19 December 2016		1,110,000	-	-	1,110,000	£1.210
	1,232,294	2,071,600	-	(14,500)	3,289,394

Options exercisable at 31 December 2016	468,194
Weighted average exercise price of outstanding options at 31 December 2016	£1.234
Weighted average exercise price of options exercised in 2016	n/a
Weighted average exercise price of options forfeited in 2016	£3.446
Weighted average exercise price of options granted in 2016	£1.685
Weighted average remaining contractual life of outstanding options at 31 December 2016	8.6 years

60

The following information is relevant in the determination of the fair value of options granted during the year 2018 under the equity share based remuneration schemes operated by the Group.

2018
Number of options	110,000
Option pricing models used	Monte-Carlo
Share price	£0.27*
Exercise price of options issued in year	£0.83-£1.21
Contractual life	10 years
Expected life	5 years
Volatility	45.2%**
Expected dividend yield	0%
Risk free rate	1.03%

*	The share price used in the determination of the fair value of the options granted in 2018 was the share price on the date of grant.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

The following information is relevant in the determination of the fair value of options granted during the year 2017 under the equity share based remuneration schemes operated by the Group.

2017
Number of options	1,351,250
Option pricing models used	Monte-Carlo
Share price	£0.41*
Exercise price of options issued in year	£0.46
Contractual life	10 years
Expected life	5 years
Volatility	42.5%**
Expected dividend yield	0%
Risk free rate	0.73%

*	The share price used in the determination of the fair value of the options granted in 2017 was the share price on the date of grant.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

The following information is relevant in the determination of the fair value of options granted during the year 2016 under the equity share based remuneration schemes operated by the Group.

2016
Number of options	2,071,600
Option pricing models used	Black Scholes
Share price	£1.143-£1.19*
Exercise price of options issued in year	£1.21-£2.68
Contractual life	10 years
Expected life	5 years
Volatility	40%**
Expected dividend yield	0%
Risk free rate	0.63%-0.74%

*	The share price used in the determination of the fair value of the options granted in 2016 was the average of the opening and closing share prices on the date of grant.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

61

All other share options relate to the Midatech Limited 2008 unapproved share option scheme.

Share Incentive Plan

In April 2017 the Group set up the Midatech Pharma Share Incentive Plan (MPSIP). Under the MPSIP, Group employees and directors can acquire ordinary shares in the Company via a salary sacrifice arrangement. Midatech grants matching shares for every share bought. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the MPSIP are held by an Employee Benefit Trust that is not under the control of Midatech. Shares must be left in the plan for 5 years to qualify for full income tax and NIC relief.

28	Capital commitments

The Group had no capital commitments at 31 December 2018, 31 December 2017 and 31 December 2016.

29	Related party transactions

Details of Directors’ remuneration are given in note 6.

Transactions with Monosol RX, LLC

The Directors considered Monosol RX, LLC (“Monosol”) to be a related party up to 2 May 2016 by virtue of the fact that Monosol was a shareholder of the Company and a collaborative partner in the MidaSol Therapeutics joint operation. Monosol was also the licensor of the Company’s Zuplenz® product. In this capacity, the Group incurred royalty costs, payable to Monosol of £188k, up to the date at which it ceased to be a related party in 2016.

Transactions with Preci-Health

The Directors consider Preci-Health SA (“Preci-Health) to be a related party up to 31 May 2018 by virtue of the fact that there was a common director with the Company up to that point in time.

During the year there were no transactions with Preci-Health. During 2017, £44k was invoiced to Preci-Health for research services and credited to revenue. There were no transactions with Preci-Health in 2016.

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2018, 2017 or 2016 regarding related party transactions.

30	Contingent liabilities

The Group had no contingent liabilities at 31 December 2018, 31 December 2017 and 31 December 2016.

62

31	Ultimate controlling party

The Directors do not consider that there was an ultimate controlling party at 31 December 2018. Following the year end, China Medical Systems Holdings Limited and A&B (HK) Company Ltd (collectively, “CMS”), companies under common control, invested a total of £8m in return for 207,792,206 new ordinary shares, which following admission on 26 February 2019, represents 51% of the issued share capital of the Company (See note 32). Based upon this, CMS is able to exert control over Midatech.

At date of approval of the financial statements, the ultimate controlling party is deemed to Dr Lam Kong by virtue of the control he has over CMS.

32	Post balance sheet event

On 29 January 2019, the Company announced that it had signed a licence agreement with China Medical System Holdings Limited (“CMS”) for the development and commercialisation of the Group's pipeline of products in Greater China and certain South East Asian Countries. Once the Group’s development products are approved in certain territories, including the US or EU, under the terms of this agreement, Midatech intends to manufacture and supply its products to CMS. CMS will be responsible for funding the development and commercialisation of the Group's product in the territories covered by the licence. Subject to certain milestones being achieved, the Company will be eligible to receive regulatory and sales-based milestone payments as well as royalty payments.

The Company also announced that, in parallel with the licence agreement, CMS intended to invest £8m by way of a Subscription for new shares. Under the terms of this Subscription, for each new share issued, CMS would also receive one warrant over one additional share with an exercise price of 50 pence per share.

On 4 February 2019, the Company announced that, following a Placing of “Units” with new and existing institutional investors, a further £4.65m had been raised, before expenses. Each Unit comprises one ordinary share and one warrant on the same terms as the CMS subscription. Following the results of the Placing, the Company launched an Open Offer to existing shareholders to subscribe for Units to raise additional gross proceeds of up to £0.75m.

At a general meeting of the Company’s shareholders held on 26 February 2019, the Subscription, Placing and Open Offer were approved. As a result, the Company raised a total of £13.4m or £12.5m after expenses. Shareholders also voted to approve the Panel Waiver granted by the Takeover Panel in respect of the obligation by CMS (acting with a Concert Party) to make a mandatory general offer pursuant to Rule 9 of the Takeover Code. Following the general meeting, CMS held 51% of the issued share capital of the Company.

Following the general meeting, 348,215,478 new ordinary shares were issued to the subscribers in the Subscription, Placing and Open Offer and the new shares were admitted to AIM on 26 February 2019.

63